Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Among

GENESEE & WYOMING INC.,

DJP XX, LLC

and

MKM XXII CORP.

Dated as of July 1, 2019

-i-

-ii-

-iii-

INDEX OF DEFINED TERMS

2019 PSU	4
Acceptable Confidentiality Agreement	72
Acquisition Proposal	43
Action	20
Affiliate	72
Agreement	1
Alternative Financing	57
Anti-Corruption Laws	15
Antitrust Law	47
Applicable Date	16
Australia Credit Facility	72
Bankruptcy and Equity Exception	13
Book-Entry Shares	7
Brookfield Guarantor	1
Business Day	72
Bylaws	11
Cancelled Shares	3
Capital Policy	35
Capitalization Date	11
Certificate of Incorporation	11
Certificate of Merger	2
Certificates	7
CFIUS	73
CFIUS Approval	73
Change of Recommendation	45
Class A Common Stock	11
Class B Common Stock	11
Closing	2
Closing Date	2
Code	21
Common Stock	11
Company	1
Company Disclosure Letter	10
Company Employees	20
Company Equity Award	73
Company Notice	42
Company Plans	21
Company Related Parties	68
Company Remedial Measure	49
Company Requisite Vote	13
Company Securities	12
Company Stock Plan	73
Company Systems	27
Company Termination Payment	73

Confidentiality Agreements	52
Continuing Employees	53
Contract	18
Contribution Notice	73
control	73
Credit Facility	73
Debt Financing	32
Debt Financing Commitments	32
DGCL	1
Dissenting Shares	9
DOJ	47
DPA	74
Effective Time	2
End Date	65
Environmental Laws	28
Equity Financing	32
Equity Financing Commitment	32
ERISA	20
Exchange Act	14
Exchange Fund	6
Excluded Information	59
Ex-Im Laws	15
Expense Cap	68
Financial Advisor	28
Financial Support Direction	73
Financing	32
Financing Commitments	32
FTC	47
GAAP	74
GIC Guarantor	1
Government Official	74
Governmental Entity	14
Guarantor	1
Hazardous Materials	28
ICCTA	14
Indemnified Parties	54
Infringe	26
Intellectual Property	27
Intervening Event	44
Intervening Event Notice	42
Intervening Event Notice Period	43
IRS	21
Joint Notice	14
knowledge	74

-iv-

Law	74
Lender Related Party	69
Licenses	14
Liens	24
Marketing Period	74
Material Adverse Effect	75
Material Contract	19
Merger	1
Merger Sub	1
Notice Period	42
Option	4
Other Regulatory Approvals	14
Owned Intellectual Property	27
Owned IP	27
Parent	1
Parent Disclosure Letter	29
Parent Group	46
Parent Guarantee	1
Parent Material Adverse Effect	64
Parent Related Parties	69
Parent Termination Fee	67
Parties	1
Party	1
Paying Agent	6
Pensions Regulator	76
Per Share Merger Consideration	3
Permitted Claims	69
Permitted Liens	24
Person	76
Preferred Stock	11
Proceeding	54
Proxy Statement	26

PSU	4
PwC	74
Recommendation	13
Representatives	39
Required Information	76
Sanctioned Country	16
Sanctioned Person	16
Sanctions Laws	16
SEC	16
SEC Reports	16
Securities Act	16
Share	3
Snow Australia Divestiture	47
STB	14
Stock Purchase Plan	5
Stock Unit	4
Stockholders Meeting	45
subsidiaries	76
subsidiary	76
Superior Proposal	43
Surviving Corporation	1
Systems	27
Tax Return	25
Taxes	25
Trade Control Laws	15
Transaction Documents	76
Transaction Litigation	62
Transaction Related Matters	69
UK Plan	77
WARN Act	23
Willful Breach	77

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 1, 2019 (this “Agreement”), is entered into by and among Genesee & Wyoming Inc., a Delaware corporation (the “Company”), DJP XX, LLC, a Delaware limited liability company (“Parent”), and MKM XXII Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and have authorized the execution and delivery hereof;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) approved this Agreement and the transactions contemplated hereby in accordance with the DGCL and (iii) adopted a resolution recommending this Agreement be adopted by the stockholders of the Company;

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, each of Brookfield Infrastructure Fund IV-A, L.P., Brookfield Infrastructure Fund IV-B, L.P., Brookfield Infrastructure Fund IV-C, L.P. and Brookfield Infrastructure Fund IV (ER) SCSp (collectively, the “Brookfield Guarantor”) and Lisson Grove Investment Pte. Ltd. (the “GIC Guarantor”; each of the Brookfield Guarantor and the GIC Guarantor, a “Guarantor”) has entered into a limited guarantee, dated as of the date hereof, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement (each, a “Parent Guarantee”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a wholly owned subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

SECTION 1.2    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 9:00 a.m., New York City time, on the third Business Day following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement or at such other time and place as the Company and Parent may agree in writing; provided that, if the Marketing Period has not ended at least three Business Days prior to the time the Closing would otherwise have been required to occur pursuant to the foregoing, unless otherwise agreed in writing by the Parties, the Parties shall not be required to effect the Closing until the earlier of (i) a Business Day during the Marketing Period specified by Parent on no less than three Business Days’ prior written notice to the Company and (ii) the third Business Day following the final day of the Marketing Period or, if earlier, the Business Day prior to the End Date, subject to, in each case, the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

SECTION 1.4    Certificate of Incorporation; Bylaws.

(a)    At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended or restated as provided therein and by applicable Law, in each case consistent with the obligations set forth in Section 6.10.

(b)    At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective

Time shall be the bylaws of the Surviving Corporation (except that references therein to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended or restated as provided therein, by the certificate of incorporation of the Surviving Corporation and by applicable Law, in each case consistent with the obligations set forth in Section 6.10.

SECTION 1.5    Directors and Officers.

(a)    The Parties shall take all actions reasonably necessary to cause the directors of Merger Sub at the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation and applicable Law.

(b)    The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

SECTION 2.1    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a)    Merger Consideration. Except as otherwise agreed to in writing between a holder of Shares (as defined below) and Parent, each share of Common Stock (each such share, a “Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent immediately prior to the Effective Time and Shares owned by the Company or any wholly owned subsidiary of the Company immediately prior the Effective Time, including Shares held in treasury by the Company, and in each case not held on behalf of third parties (collectively, the “Cancelled Shares”) and (ii) the Dissenting Shares (as defined below)) shall be converted automatically into and shall thereafter represent the right to receive $112.00 per share in cash, without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares that have been converted into a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished automatically and shall cease to exist, and each former holder of Shares that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration to be paid in consideration therefor in accordance with this Article II.

(b)    Cancellation of Cancelled Shares. Each Cancelled Share shall cease to be outstanding, be cancelled without any conversion thereof or payment of any consideration therefor and shall cease to exist.

(c)    Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

SECTION 2.2    Treatment of Company Equity Awards.

(a)    Treatment of Options. Immediately prior to the Effective Time, except as otherwise agreed to in writing between a holder of Options (as defined below) and Parent, each outstanding option to purchase Shares (an “Option”) under the Company Stock Plan shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such Option to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (x) the total number of Shares subject to the Option multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Option which has a per Share exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)    Treatment of Stock Units. Immediately prior to the Effective Time, except as otherwise agreed to in writing between a holder of Stock Units (as defined below) and Parent, each outstanding deferred stock unit, restricted stock unit (other than a PSU), phantom stock unit, restricted share or similar stock right (any such arrangement, other than a PSU, a “Stock Unit”) under the Company Stock Plan shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such Stock Unit to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (x) the total number of Shares subject to such Stock Unit immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(c)    Treatment of Performance-Based Restricted Stock Units. Immediately prior to the Effective Time, except as otherwise agreed to in writing between a holder of PSUs (as defined below) and Parent, each outstanding performance-based restricted stock unit (any such arrangement, a “PSU”) under the Company Stock Plan shall automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such PSU to receive (without interest), at or promptly after the Effective Time, (i) with respect to each PSU with a performance period beginning January 1, 2019 and ending December 31, 2021 (each, a “2019 PSU”), (A) if the Effective Time occurs prior to January 1, 2020, an amount in cash equal to (x) the target number of Shares subject to such PSU immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration and (B) if the Effective Time occurs on or after January 1, 2020, an amount in cash equal to (x) the number of Shares subject to such award as of immediately prior to the

Effective Time, calculated based on actual-level performance, calculated with the applicable performance period running through the date of the Company’s most recently completed quarterly financial results prior to the Closing, pursuant to and in accordance with the terms of such PSU, multiplied by (y) the Per Share Merger Consideration, in each case, less applicable Taxes required to be withheld with respect to such payment, and (ii) with respect to all other PSUs, an amount in cash equal to (x) the number of Shares subject to such PSU immediately prior to the Effective Time, calculated based on actual performance achieved, in accordance with the terms of each PSU, multiplied by (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d)    Stock Purchase Plan. As soon as practicable following the date of this Agreement and in any event prior to the Effective Time, the Board of Directors of the Company shall adopt resolutions and take such other actions (including, if appropriate, amending the terms of the Amended and Restated Genesee & Wyoming Inc. Employee Stock Purchase Plan (the “Stock Purchase Plan”)) that may be necessary or required under the Stock Purchase Plan and applicable Law to (i) ensure that the Stock Purchase Plan shall terminate in its entirety immediately prior to the Effective Time and no further rights shall be granted or exercised under the Stock Purchase Plan thereafter, (ii) ensure that no enrollment for offering periods under the Stock Purchase Plan shall be commenced on or after the date of this Agreement, (iii) if the Closing shall occur prior to the end of the offering period in existence under the Stock Purchase Plan on the date of this Agreement, cause a new exercise date to be set under the Company Plan, which date shall be the Business Day immediately prior to the anticipated Closing Date, (iv) prohibit participants in the Stock Purchase Plan from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the Stock Purchase Plan in accordance with the terms and conditions thereof) and (v) provide that the amount of the accumulated contributions of each participant under the Stock Purchase Plan as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Common Stock in accordance with Section 2.2(d)(iii), be refunded to such participant as promptly as reasonably practicable following the Effective Time (without interest).

(e)    Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.2.

(f)    On the Closing Date, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of Options, Stock Units and PSUs (after giving effect to any required Tax withholdings as provided in Section 2.3(e)). As promptly as reasonably practicable following the Closing Date, but in no event later than the next regularly scheduled payroll date following the Closing Date, the applicable former holders of Options, Stock Units and PSUs will receive a payment from the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such former holders in respect of Options, Stock Units and PSUs that were cancelled and converted pursuant to Sections 2.2(a), 2.2(b) or 2.2(c), as applicable (after giving effect to any required Tax withholdings as provided in Section 2.3(e)). Notwithstanding the foregoing, if any payment owed to a holder of Options, Stock Units and PSUs pursuant to Sections 2.2(a), 2.2(b) or 2.2(c), as applicable, cannot be made through the Surviving

Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder (less applicable withholding Taxes), which check will be sent by courier to such holder as promptly as reasonably practicable following the Closing Date (but in any event on or prior to the next regularly scheduled payroll date). Notwithstanding the foregoing, to the extent any such amounts relate to a Company Equity Award that is nonqualified deferred compensation subject to Section 409A of the Code, the Company shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company Equity Award that will not trigger a tax or penalty under Section 409A of the Code.

SECTION 2.3    Surrender of Shares.

(a)    Paying Agent. Prior to the Effective Time, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent with the Company’s prior written approval, which approval shall not be unreasonably conditioned, withheld or delayed, to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive payment of the aggregate Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant Section 2.1(a). At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, a cash amount in immediately available funds that, when taken together with cash available on the Company’s balance sheet that is deposited with the Paying Agent at the Effective Time, are sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and Dissenting Shares) (such cash being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Shares that will be converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a). With respect to any Dissenting Shares, Parent shall not be required to deposit or cause to be deposited with the Paying Agent funds sufficient to pay the Per Share Merger Consideration that would be payable in respect of such Dissenting Shares if such Dissenting Shares were not Dissenting Shares. The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to Parent or the Surviving Corporation, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b)    Exchange Procedures.

(i)    Transmittal Materials. Promptly after the Effective Time (and in any event within two Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares, if any (“Certificates”), and, if required by the Paying Agent, each former holder of record of Shares held in book-entry form (“Book-Entry Shares”) (other than holders of Cancelled Shares and Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of evidence, if any, of the book-entry transfer of Book-Entry Shares as the Paying Agent may reasonably request, such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Per Share Merger Consideration.

(ii)    Certificates. Upon surrender of Certificates to the Paying Agent, each holder of record of one or more Certificates, if any, shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.

(iii)    Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) shall upon receipt by the Paying Agent of evidence, if any, of the book-entry transfer of Book-Entry Shares as the Paying Agent may reasonably request be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration, and the Book-Entry Shares so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares.

(iv)    Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates is registered, a check for any cash to be exchanged upon due surrender of the Certificates may be issued to such transferee or other Person if the Certificates formerly representing such Shares so surrendered are properly endorsed or otherwise in proper form and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered.

(v)    Until surrendered as contemplated by this Section 2.3(b), each Certificate and Book-Entry Share (other than Cancelled Shares and Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together, if applicable, with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration as contemplated by this Article II. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Per Share Merger Consideration.

(c)    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares for 12 months after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any holder of Certificates or Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) who has not theretofore complied with this Article II shall thereafter be entitled to look to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) upon delivery of evidence of Certificates or Book-Entry Shares acceptable to the Surviving Corporation, without any interest thereon in accordance with the provisions set forth in Section 2.3(b), and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of such holder’s claim for the Per Share Merger Consideration payable upon due surrender of its Certificates or Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

(d)    Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Corporation, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Article II, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 2.1(a) (without interest and less applicable withholding Taxes). The Per Share Merger Consideration paid upon surrender of Certificates or receipt by the Paying Agent of an “agent’s message”, if applicable, in the case of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares, as applicable.

(e)    Withholding Rights. Each of the Paying Agent, Parent and the Surviving Corporation (and any agent thereof) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Options, Stock Units and PSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law (as reasonably determined by the Paying Agent, Parent or the Surviving Corporation (or any agent thereof)). To the extent that amounts are so deducted or withheld by the Paying Agent, Parent or the Surviving Corporation (or any agent thereof), as the case may be, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Options, Stock Units and PSUs (as the case may be) in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

SECTION 2.4    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby) any Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted such Shares in favor of the adoption of this Agreement and who are entitled to and have properly demanded appraisal rights with respect thereto in accordance with Section 262 of the DGCL, have complied in all respects with Section 262 of the DGCL and have not effectively withdrawn such demand (collectively, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 2.1(a), unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL, at which time such Shares shall be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration as provided in Section 2.1(a), without interest and after giving effect to any required Tax withholdings pursuant to Section 2.3(e) and such Shares shall not be deemed Dissenting Shares, and such holder thereof shall cease to have any other rights with respect to such Shares. Each Dissenting Share shall no longer be outstanding, shall automatically be canceled and extinguished and shall cease to exist at the Effective Time, and each holder of Dissenting Shares shall be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the provisions of, and as provided by, Section 262 of the DGCL with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL. The Company shall give Parent prompt written notice of any written demands for appraisal or withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with the provisions under Section 262 of the DGCL, or agree to do any of the foregoing.

SECTION 2.5    Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares, Options, Stock Units and PSUs the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after January 1, 2017 and prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are cautionary, predictive or forward-looking in nature), it being acknowledged and agreed that nothing disclosed in the SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.3, or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent which the relevance of such item is reasonably apparent on its face:

SECTION 3.1    Organization and Qualification; Subsidiaries. Each of the Company and its subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except where the failure to be so qualified or, to the extent such concept is applicable, in good standing would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement. Section 3.1 of the Company Disclosure Letter sets forth (x) each of the Company’s subsidiaries and the ownership interest of the Company in each such subsidiary, as well as the ownership interest of any other Person or Persons, to the knowledge of the Company, in each such subsidiary and (y) the jurisdiction of organization of each such subsidiary. Except as set forth on Section 3.1 of the Company Disclosure Letter and except for securities held by the Company in connection with its ordinary course treasury investment activities, neither the Company nor any of its subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any other Person.

SECTION 3.2    Certificate of Incorporation and Bylaws. The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and the amended and restated bylaws, as amended to date (the “Bylaws”), of the Company as currently in effect, and equivalent organizational or governing documents, as amended to date (excluding amendments that are not material), of each of the Company’s material subsidiaries, and each of the foregoing documents is in full force and effect. The Company is not in violation of any of the provisions of the Certificate of Incorporation or the Bylaws. Each of the Company’s material subsidiaries is not in violation of any of the provisions of its organizational or governing documents in any material respect.

SECTION 3.3    Capitalization. The authorized capital stock of the Company consists of (i) 180,000,000 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), (ii) 30,000,000 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (iii) 3,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

(a)    As of the close of business on June 27, 2019 (the “Capitalization Date”):

(i)    no shares of Preferred Stock were issued or outstanding or held by the Company in its treasury;

(ii)    56,335,969 shares of Class A Common Stock were issued and outstanding and 19,002,582 shares of Class A Common Stock were held by the Company in its treasury;

(iii)    376,392 shares of Class B Common Stock were issued and outstanding and no shares of Class B Common Stock were held by the Company in its treasury;

(iv)    there were (x) (A) 1,348,691 shares of Class A Common Stock underlying outstanding Options, (B) 363,855 shares of Class A Common Stock underlying outstanding Stock Units, and (C) 138,624 shares of Class A Common Stock underlying outstanding PSUs (calculated based on deemed target-level performance achievement for 2019 PSUs and actual-level performance achievement for all other PSUs, calculated in accordance with the terms of each PSU), in each such case as granted or provided for under the Company Stock Plan, along with the applicable award agreements with respect to which any Company Equity Awards have been issued thereunder, and pursuant to which any Company Equity Awards are outstanding, and (y) no shares of Class A Common Stock reserved for issuance under the Stock Purchase Plan;

(b)    From the close of business on the Capitalization Date, no Company Equity Awards have been granted and no Shares have been issued, except for shares of Class A Common Stock issued pursuant to (x) the purchase of shares under the Stock Purchase Plan or (y) the exercise of Options or the vesting or settlement of Stock Units and PSUs, in each case in accordance with the terms of the Company Stock Plan. Except as set forth in Section 3.3(a) or on Section 3.1 or Section 3.3(b) of the Company Disclosure Letter and except for issuances expressly permitted by Section 5.1(b)(iii), (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company or its subsidiaries, other than Shares that have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.3(a), (B) securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its subsidiaries or (C) subscriptions, options, warrants, calls, phantom stock, equity appreciation or other similar rights, agreements, arrangements, understandings or commitments to acquire from the Company or its subsidiaries, or obligations of the Company or its subsidiaries to issue or sell, any capital stock, voting securities, securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock, voting securities or any other equity interests of the Company or any of its subsidiaries (collectively, “Company Securities”) and (ii) there are no outstanding contractual obligations of the Company or its subsidiaries to (I) repurchase, redeem or otherwise acquire any Company Securities or (II) grant, extend or enter into any subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement, understanding or commitment with respect to Company Securities. All outstanding Shares, and all Shares reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive rights, purchase options, call or right of first refusal or similar rights. Each of the outstanding shares of capital stock or other equity interests of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except as set forth on Section 3.1 or Section 3.3(b) of the Company Disclosure Letter, all such shares or other equity interests are owned by the Company or a subsidiary of the Company and are owned free and clear of all Liens, agreements, transfer restrictions, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except in each case for Permitted Liens or for transfer restrictions of general applicability arising under securities laws. Neither the Company nor any of its subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the holders of voting securities of the Company on any matter.

(c)    Section 3.3(c) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a list of all outstanding Options, Stock Units, and PSUs, the number of shares of Common Stock subject to each such Company Equity Award (calculated using target-level performance for 2019 PSUs and actual-level performance for all other PSUs, calculated in accordance with the terms of each PSU), the grant date, to the extent applicable, the exercise price per share, and the name of the holder thereof. No direct or indirect subsidiary of the Company owns any Shares. Each Option was granted in compliance with all applicable securities Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued.

SECTION 3.4    Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, subject only to the affirmative vote (in person or by proxy) of the holders of 66 2/3% of the voting power of the outstanding shares of Common Stock at the Stockholders Meeting, or any adjournment or postponement thereof, to adopt this Agreement (the “Company Requisite Vote”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company, at a duly called and held meeting, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) subject to the terms of this Agreement, resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger (the “Recommendation”) and (iv) directed that this Agreement be submitted to the stockholders of the Company at the Stockholders Meeting for their adoption and approval. The only vote or approval of the holders of any class or series of capital stock of the Company or any of its subsidiaries which is required to adopt and approve this Agreement and the transactions contemplated hereby is the Company Requisite Vote.

SECTION 3.5    No Conflict; Required Filings and Consents.

(a)    The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not (i) breach, violate or conflict with the Certificate of Incorporation or Bylaws or the organizational or governing documents of any of the Company’s subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, all filings described in such clauses have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of the Company pursuant to, any Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or their respective assets or properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

(b)    Subject to the accuracy of Parent’s and Merger Sub’s representations set forth in Section 4.3(b), the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), and state securities, takeover and “blue sky” laws, (ii) the applicable filings and approvals under any applicable Antitrust Law, including with the Surface Transportation Board (the “STB”) under the Interstate Commerce Commission Termination Act of 1995, as amended (the “ICCTA”), (iii) compliance with the applicable requirements of the New York Stock Exchange, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) the submission of a voluntary joint notice of the transactions contemplated hereby to CFIUS and any requested supplemental information (the “Joint Notice”) pursuant to the DPA, (vi) any consent, approval, authorization, permit, action, filing or notification described on Section 3.5(b) of the Company Disclosure Letter (together with the CFIUS Approval, the “Other Regulatory Approvals”) and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (A) prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement or (B) have a Material Adverse Effect.

SECTION 3.6    Compliance.

(a)    The business of the Company and its subsidiaries is not in violation, nor since the Applicable Date has been in violation, of any Law or posted policies with respect to privacy and system security, in each case, applicable to the Company or any of its subsidiaries, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and the Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities required to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof and as of the Effective Time (“Licenses”), except for any such Licenses the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its subsidiaries have maintained, and have been in compliance with all terms and conditions of, all Licenses and all Licenses are in full force and effect, and (ii) no default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancellation of, any License.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, for the preceding five years none of the Company or any of its subsidiaries or, to the knowledge of the Company, any of their directors, officers, agents, employees or other Person acting on behalf of any of the Company or its subsidiaries, in their capacity as such, (i) is or has been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 or any other similar applicable Law that prohibits corruption or bribery (collectively, “Anti-Corruption Laws”) or (ii) has directly or indirectly made, offered, agreed, requested or taken any other act in furtherance of an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any of the applicable Anti-Corruption Laws. The Company and its subsidiaries maintain complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties, and Government Officials. The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance with the applicable Anti-Corruption Laws.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, for the preceding five years none of the Company or any of its subsidiaries or, to the knowledge of the Company, any of their directors, officers, agents, employees or other Person acting on behalf of any of the Company or its subsidiaries, in their capacity as such, is currently, or has been in the last five years: (i) a Sanctioned Person, (ii) organized, ordinarily resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, to the extent such activities would cause the Company to violate applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or anti-boycott Laws (collectively, “Trade Control Laws”).

(d)    For the preceding five years none of the Company or any of its subsidiaries or, to the knowledge of the Company, any of their directors, officers, agents, employees or other Person acting on behalf of any of the Company or its subsidiaries, in their capacity as such, (i) has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, (ii) made any voluntary or involuntary disclosure to a Governmental Entity or (iii) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing, in each case, related to, or in connection with Anti-Corruption Laws or Trade Control Laws.

(e)    For purposes of this Agreement:

(i)    “Ex-Im Laws” means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administrated by U.S. Customs and Border Protection.

(ii)    “Sanctioned Country” means any country or region that is the target of a comprehensive embargo under Trade Control Laws (Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

(iii)    “Sanctioned Person” means any Person that is the target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List; (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

(iv)    “Sanctions Laws” means all applicable U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) or the United Nations Security Council.

SECTION 3.7    SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)    The Company has timely filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2017 (the “Applicable Date”) through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement. Since the Applicable Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any of the SEC Reports. None of the Company’s subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b)    The audited consolidated financial statements of the Company (including all notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and changes in equity for the periods indicated. The unaudited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) for all interim periods included in the Company’s quarterly reports on Form 10-Q filed with the SEC since January 1, 2019 and included in the SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments as permitted by GAAP) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations and cash flows for the periods indicated (subject to normal period-end adjustments as permitted by GAAP). Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c)    The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting prior to the date hereof, the Company has not identified (i) any “significant deficiencies” or “material weaknesses” in the system of internal control over financial reporting utilized by the Company and its subsidiaries that has not been subsequently remediated or (ii) any fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its subsidiaries. Since the Applicable Date, the Company’s principal executive officer and its principal financial officer have disclosed, based on their evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors any instances identified by them or of which they have been made aware of “significant deficiencies,” “material weaknesses” or fraud referred to in clauses (i) or (ii) above. Since the Applicable Date, there have been no material written complaints received by the Company from a Governmental Entity regarding accounting, internal accounting controls or auditing practices of the Company or any of its subsidiaries.

(d)    Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company contained in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2019; (ii) for liabilities or obligations incurred in the ordinary course of business since March 31, 2019; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, (iv) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement and (v) for liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto.

SECTION 3.8    Contracts.

(a)    Except (i) for this Agreement, (ii) for the Contracts filed no less than one Business Day prior to the date hereof as exhibits to the SEC Reports, (iii) for the Company Plans and (iv) as set forth in Section 3.8(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its subsidiaries is party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease, license or other similar instrument or obligation, in each case, whether written or oral, and any amendments or supplements thereto (each, a “Contract”) that:

(i)    contains covenants binding upon the Company or any of its subsidiaries that (A) prohibit, limit or restrict or purport to prohibit, limit or restrict the ability of the Company or any of its Affiliates to engage in any business or compete in any business or with any Person or operate in any geographic area, (B) contain “most favored nation” or “exclusivity” provisions, or (C) grant any right of first refusal or right of first offer with respect to the equity interests or substantially all of the assets of any Person in favor of any third Person, in each case, that are material to the Company and its subsidiaries, taken as a whole, other than restrictions (1) pursuant to “paper barriers”, as such term is generally understood in the railroad industry, that are applicable to the Company or any of its subsidiaries, or (2) that are part of the terms and conditions of any “requirements” or similar agreement under which the Company or any of its subsidiaries has agreed to procure goods or services exclusively from any Person;

(ii)    other than with respect to any partnership that is wholly owned by the Company or any of its subsidiaries, is a joint venture, partnership or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)    is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond or similar Contract pursuant to which any indebtedness of the Company or any of its subsidiaries, in each case in excess of $10 million, is outstanding (or may be incurred) or secured, other than any such Contract between or among any of the Company and any of its wholly owned subsidiaries;

(iv)    prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its subsidiaries or prohibits the pledging of the capital stock of the Company or any subsidiary of the Company;

(v)    has resulted in payments by the Company or any of its subsidiaries of more than $10 million in the aggregate for the prior fiscal year (other than Contracts subject to clause (iii) above);

(vi)    has resulted in payments to the Company or any of its subsidiaries of more than $10 million in the aggregate for the prior fiscal year;

(vii)    with respect to any acquisition or divestiture pursuant to which the Company or any of its subsidiaries has continuing “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $5 million;

(viii)    contains any license, royalty, covenant not to sue, escrow, co-existence, concurrent use, consent to use or other right that relates to material Intellectual Property or material Systems (including any Contracts relating to the licensing of Intellectual Property used or owned by the Company and its subsidiaries), provided, however, that none of the following are required to be scheduled on Section 3.8(a)(viii) of the Company Disclosure Letter, but shall constitute Material Contracts for purposes of this Section 3.8 if they otherwise qualify: any “shrink wrap” or other standard end user license for uncustomized, commercially available off-the-shelf software used by the Company or any of its subsidiaries solely for its own internal use in the ordinary course of business with a replacement cost or annual license, maintenance or subscription fees of less than $10 million per year;

(ix)    is a collective bargaining agreement or similar agreement to which the Company or any of its subsidiaries is a party;

(x)    is a settlement, conciliation or similar Contract (A) which would require the Company or any of its subsidiaries to pay consideration of more than $2.5 million after the date of this Agreement or (B) that subjects the Company or any of its subsidiaries to any material ongoing requirements (other than payment requirements) or restrictions; and

(xi)    (A) is between the Company or any of its subsidiaries, on the one hand, and any director or officer of the Company or any of its subsidiaries or any Person beneficially owning 5% or more of the outstanding Shares, on the other hand, except for any Company Plan or (B) that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act.

Each Contract required to be set forth in Section 3.8(a) of the Company Disclosure Letter or filed (or which is required to be filed) as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Company Plan) is referred to herein as a “Material Contract”.

(b)    Each of the Material Contracts is valid and binding on the Company and each of its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as the date hereof (x) neither the Company nor, to the knowledge of the Company, any of its subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate the terms of any such Material Contract and (y) there is no breach or default under any Material Contract by the Company or any of its subsidiaries and no event or condition has occurred that with or without the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of each Material Contract.

SECTION 3.9    Absence of Certain Changes or Events. (a) Since March 31, 2019 through the date of this Agreement, except as contemplated by this Agreement, the Company and its subsidiaries (i) have conducted their respective businesses in the ordinary course of business and (ii) have not taken any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Section 5.1(b)(i), (iii), (v), (vii), (viii), (xii), (xiii), (xvii) or (xviii) hereof and (b) since December 31, 2018 there has not occurred any event, development, change, effect, fact, condition or occurrence that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

SECTION 3.10    Absence of Litigation. As of the date of this Agreement, there are no suits, claims, actions, proceedings, or arbitrations (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets or properties, other than any such Action that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement. As of the date of this Agreement, neither the Company nor any of its subsidiaries or any of their respective properties or assets is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not reasonably be expected, individually or in the aggregate, (a) to have a Material Adverse Effect or (b) to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

SECTION 3.11    Employee Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other material employee benefit plan, policy, program or arrangement providing compensation or benefits to any current or former officer, employee or director or consultant (who is a natural person) (collectively, the “Company Employees”), including bonus plans, employment, severance, fringe benefits, change in control, incentive equity or equity-based compensation, or deferred compensation arrangements, in each case, contributed to, sponsored or maintained by the Company or any of its subsidiaries, or pursuant to which the Company or any of its subsidiaries has an obligation to contribute or otherwise has any liability, other than a plan, policy, program, or arrangement which is required to be maintained by applicable Law (such plans, programs, policies, agreements and arrangements, collectively “Company Plans”); provided, however, that Section 3.11(a) of the Disclosure Schedule shall not contain disclosure of (i) any Company Plan that has immaterial liability, (ii) any Contract entered into with a non-US employee that is substantially consistent with a form employment agreement maintained by the Company or one of its subsidiaries, as of the date of this Agreement for the benefit of any current, former or retired employee of the Company or any of its subsidiaries and which form agreement has been made available to Parent or (iii) any Company Plan that relates solely to a consultant who is a natural person who earns annual compensation of less than $200,000.

(b)    With respect to each Company Plan set forth on Section 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent a true and complete copy thereof to the extent in writing and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, and (iv) for the most recent fiscal year (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, if any and (D) all material correspondence to or from the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity with respect to any Company Plan.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable Laws, rules and regulations, (ii) there has been no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) or any breach of fiduciary duty as determined under ERISA) with respect to any Company Plan and (iii) with respect to each Company Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification.

(d)    All non-U.S. Company Plans comply in all respects with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(e)    Except as set forth in Section 3.11(e) of the Company Disclosure Letter, no Company Plan provides for post-employment or retiree health benefits or life insurance, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code, or similar Laws.

(f)    Except as set forth in Section 3.11(f) of the Company Disclosure Letter, no Company Plan is a plan that is subject to Section 302 of Title IV of ERISA or Section 412 of the Code. No Company Plan is (i) a “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iii) a “funded welfare plan” within the meaning of Section 419 of the Code. (A) No Company Plan covered by Title IV of ERISA has been terminated and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer any such plan and (B) no Company Plan (other than any subject to Section 412 of the Code or Section 302 of ERISA) has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code or Section 302 or 304 of ERISA.

(g)    Except as set forth in Section 3.11(g) of the Company Disclosure Letter, no Company Plan exists that as a result of the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) accelerate the time of payment, vesting, or funding, or increase the amount of compensation, severance or benefit due to any Company Employee, (ii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan, (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, (iv) require a “gross-up,” indemnification for or payment to any individual for any Taxes imposed under Section 409A or Section 4999 of the Code or (v) result in any payments or benefits which would not reasonably be expected to be deductible under Section 280G of the Code.

(h)    Without limiting the generality of Section 3.11(c), the Pensions Regulator has not issued to the Company or any of its subsidiaries a Financial Support Direction, a Contribution Notice or a warning notice in respect of the potential issue of a Financial Support Direction or Contribution Notice and, to the knowledge of the Company, there is no valid basis for the issuance of a Financial Support Direction or Contribution Notice with respect to the UK Plan. Other than the UK Plan, neither the Company nor any of its subsidiaries is, or has at any time in the six years prior to the Closing Date been, an employer (for the purposes of Section 38 or Sections 43 – 51 of the United Kingdom Pensions Act 2004) of any UK registered occupational pension scheme which is not a money purchase pension scheme (both terms as defined in the Pensions Scheme Act 1993) or “connected” with or an “associate” of (as those terms are used in Section 38 or Sections 43 – 51 of the United Kingdom Pensions Act 2004) such an employer.

SECTION 3.12    Labor and Employment Matters.

(a)    Except as set forth in Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any subsidiary is a party to any collective bargaining agreement or similar agreement with any labor organization or other representative of any Company Employees, nor is any such agreement being (or required to be) negotiated by the Company as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries are in compliance with any collective bargaining or similar agreements with any labor organization or other representative of any Company Employees to which the Company or its subsidiaries is a party or as to which the Company or its subsidiaries is otherwise subject or bound. As of the date hereof, there are no, and since the Applicable Date there have been no, material strikes, work stoppages, slowdowns, lockouts or similar material labor disputes pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no (i) unfair labor practice complaints or charges pending against the Company or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority, (ii) claims or complaints before the National Mediation Board or any court or any other labor relations tribunal or authority alleging any violation of the Railway Labor Act or any collective bargaining agreement, (iii) to the knowledge of the Company, union organizing efforts regarding any Company Employees, or (iv) liabilities or obligations under the WARN Act that remain unsatisfied. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened and, since the Applicable Date, there have been no, charges, complaints, grievances, arbitrations, audits, investigations of which the Company has been notified in writing, actions or proceedings relating to employees or employment practices, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its subsidiaries are in compliance in all respects with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity Laws), wages and hours, hours of service, terms and conditions of employment, employee leasing, classification of employees as exempt or non-exempt from overtime pay requirements and the proper classification of individuals as non-employee contractors or consultants, workers’ compensation, occupational safety and health and immigration.

(c)    For purposes of this Agreement:

(i)    “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law.

SECTION 3.13    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies (including any self-insurance or “fronting” insurance programs maintained by the Company) of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in the industries in which the Company and its subsidiaries operate, (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof and (c) other than in connection with ordinary course renewals, the Company has not received any written notice of termination, cancellation or non-renewal with respect to any such policy, nor, to the knowledge of the Company, are any of the foregoing threatened.

SECTION 3.14    Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a subsidiary of the Company owns and has good and valid title to, or has a good and valid leasehold, easement, right of way, trackage rights, license or other interest in, or otherwise has a valid right of possession, use or access to, all items of real and personal property of the Company and its subsidiaries, in each case, free and clear of all liens, encumbrances, claims, security interests, options, defects, imperfections of title and other similar restrictions and limitations (“Liens”) (except in all cases for (A) statutory liens securing payments not yet due, (B) such imperfections or irregularities of title, Liens, charges, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as currently conducted, (C) easements, rights of way or other similar matters or restrictions or exclusions which are matters of public record or which would be shown by a current title report or other similar report and any condition or other matter that would be shown or disclosed by a current and accurate survey, railroad valuation map or physical inspection of the real property, (D) encumbrances affecting the interest of the grantor of any easements benefitting any real property which were not granted by or consented to by the Company or any of its subsidiaries, (E) encumbrances for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been established in accordance with GAAP, (F) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (G) Liens granted in connection with Contracts entered into in the ordinary course of business pursuant to which a Governmental Entity will pay for a certain portion of a capital project associated with a railroad located in that Governmental Entity’s jurisdiction, (H) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts not yet past due or for such encumbrances that are being contested in good faith by appropriate proceeding and for which adequate reserves have been established and (I) mortgages, or deeds of trust, security interests or other Liens or encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company) (items in clauses (A) through (I) referred to herein as “Permitted Liens”); provided that no representation is made under this Section 3.14 with respect to any Intellectual Property.

SECTION 3.15    Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)    The Company and each of its subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects, (B) have paid all Taxes (as defined below) whether or not shown as due on such filed Tax Returns and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)    No Tax audits, examinations, investigations or other proceedings with respect to the Company or any of its subsidiaries are currently ongoing, pending or otherwise threatened in writing.

(c)    Neither the Company nor any of its subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Laws of the United States with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is the Company).

(d)    There are no Liens for Taxes on any of the assets of the Company other than Liens described in clause (F) of the definition of Permitted Liens.

(e)    Neither the Company nor any of its subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(f)    Neither the Company nor any of its subsidiaries (A) has any liability for the Taxes of any Person (other than the Company or its subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, (B) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other commercial agreements or contracts not primarily related to Tax or any agreement among or between only the Company and/or any of its subsidiaries) or (C) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(g)    Neither the Company nor any of its subsidiaries will be required to include any amounts in income, or exclude any item of deduction, for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount, (iv) an intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19 or (v) change in the accounting method of the Company or any of its subsidiaries.

(h)    No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(i)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy and other taxes, duties, charges, fees, levies or other like assessments of any nature whatsoever imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions; and

(ii)    “Tax Return” means all returns, declarations and reports (including any attached schedules) prepared, filed or required to be filed with a Tax authority, including any information return, claim for refund, amended return or declaration of estimated Tax.

SECTION 3.16    Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will, at the time of the Stockholders Meeting, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 3.17    Intellectual Property; Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)    the Company and its subsidiaries exclusively own all right, title, and interest in and all Owned Intellectual Property, free and clear of all Liens except Permitted Liens, and have the valid right to use all other Intellectual Property and Systems used in or necessary for the operation of their businesses, and none of the foregoing will be adversely impacted by (or will require the payment or grant of additional amounts or consideration as a direct result of) the execution, delivery or performance of any of this Agreement or any of the Transaction Documents or the consummation of the Merger and the other transactions contemplated hereby or thereby;

(b)    a true and complete list of all the registrations and applications for any Owned IP are set forth on Section 3.17(a) of the Company Disclosure Letter and all such registrations and applications are subsisting, unexpired, and to the knowledge of the Company, valid and enforceable;

(c)    (i) the Company and its subsidiaries and the current conduct of their businesses by the Company and its subsidiaries do not infringe, misappropriate, dilute or otherwise violate (“Infringe”) the Intellectual Property rights of any third party (and have not in the past six years); (ii) to the knowledge of the Company, the material Intellectual Property of the Company and its subsidiaries is not being Infringed by any third party; and (iii) there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, alleging any Infringement described in clause (i); and

(d)    the Company and its subsidiaries take reasonable efforts to protect and maintain (i) the secrecy of all of their material trade secrets (including source code for any Proprietary Software), personal data and sensitive and proprietary business information; (ii) the integrity, continuous operation and security of their material software, networks and other Company Systems and there have been no breaches, outages or violations of same (except for those that were reasonably resolved without material cost, liability or the duty to notify any Person); (iii) and the Company Systems are sufficient for the operation of the Company’s and its subsidiaries’ businesses as currently conducted; and (iv) the Company and its subsidiaries have implemented commercially reasonable backup, anti-virus, malware protection, sever patch, intrusion detection, disaster recovery technology, policies and procedures and other security and incident detection and response measures, in each case, consistent with and to the extent customary in the industries in which the Company and its subsidiaries operate.

(e)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Company Systems” means all material software, networks, and Systems of or owned, leased, licensed, used or held for use by the Company or any of its subsidiaries.

(ii)    “Intellectual Property” means any or all rights, title and interest in and to intellectual property throughout the world, including: (A) (1) patents, inventions, processes and methods; (2) copyrights, works of authorship, designs, software, data, databases, data collections and compilations, and moral, economic, or similar rights of authors; (3) trademarks, service marks, domain names, trade names, corporate names, logos, social media identifiers, trade dress, and other source identifiers, and all goodwill of the business symbolized thereby; (4) know-how, technology, and trade secrets; (5) all other similar intellectual or proprietary rights, and (B) any and all registrations, applications, divisions, continuations, continuations-in-part, re-examinations, re-issues, divisions, renewals, extensions, recordations, and foreign counterparts of or related to any of the foregoing in clause (i).

(iii)    “Owned Intellectual Property” or “Owned IP” means any or all Intellectual Property (including proprietary software) owned (or purported to be owned), in whole or in part, by the Company or any of its subsidiaries, and includes the following proprietary software: Consolidated Reporting System, Real Estate Management System, CRS Adjustments, GWI Utilities, GWI Web Tools, Customer Data Integration, Standard Job Roles, Junction Settlement, and GWI Tools.

(iv)     “Systems” means any and all software, firmware, hardware, servers, systems, sites, circuits, networks, data communications lines, routers, hubs, switches, interfaces, networks, peripherals, websites, platforms, and other computer, information technology, data processing, information, record keeping, communications, or telecommunications assets, systems or equipment, including any outsourced systems and processes, and other similar or related items of automated, computerized, or software systems.

SECTION 3.18 Environmental Matters.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) neither the Company nor any of its subsidiaries is in violation of any applicable Environmental Law; (ii) each of the Company and its subsidiaries has all Licenses under any applicable Environmental Laws for the operation of its respective businesses as currently conducted, and is in compliance with the requirements of such Licenses; (iii) neither the Company nor any of its subsidiaries has received written notice of any pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, notices of noncompliance or violation, investigations or proceedings regarding any Environmental Law against the Company or any of its subsidiaries; and (iv) to the knowledge of the Company, no events have occurred and no circumstances exist at any past or present real property owned or leased by the Company or any of its subsidiaries that has resulted, or would reasonably be expected to result, in (A) an order from any Governmental Entity for the investigation or remediation of Hazardous Materials, or (B) an action, suit or proceeding by any private party or Governmental Entity under any applicable Environmental Laws, in either case (A) or (B) against the Company or any of its subsidiaries.

(b)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Environmental Laws” shall mean Laws regarding pollution or protection of the environment, including those relating to the release or threatened release of Hazardous Materials or to the distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials.

(ii)    “Hazardous Materials” shall mean any substance defined or regulated as a hazardous or toxic substance, material or waste or as a pollutant or contaminant, or words of similar meaning, by any applicable Environmental Law.

SECTION 3.19    Opinions of Financial Advisors. Each of BofA Securities, Inc. and Morgan Stanley & Co. LLC (each, a “Financial Advisor”) has delivered to the Board of Directors of the Company its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, the Per Share Merger Consideration to be paid to the holders of Common Stock (other than the Cancelled Shares and the Dissenting Shares) pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall forward to Parent, solely for informational purposes, a written copy of such opinion promptly following receipt thereof by the Board of Directors of the Company.

SECTION 3.20    Brokers. No broker, finder or investment banker (other than the Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries. The Company has heretofore made available to Parent true and complete copies of the Company’s engagement letters with each of the Financial Advisors (except for redactions with respect to matters for which the Company will not have any liability following the Effective Time).

SECTION 3.21    Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 4.10, no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company, or any anti-takeover provision in the Certificate of Incorporation or Bylaws, is applicable to this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 3.22    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent such information is expressly included in a representation or warranty contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company that, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent which the relevance of such item is reasonably apparent on its face:

SECTION 4.1    Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing, as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, to the extent such concept is applicable, in such good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the certificate of formation and limited liability company agreement of Parent and the certificate of incorporation and bylaws of Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

SECTION 4.2    Authority. Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the Boards of Directors of Parent and Merger Sub and, immediately following the execution of this Agreement, Parent will approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole stockholder of Merger Sub, and no other corporate proceedings or stockholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.3    No Conflict; Required Filings and Consents.

(a)    The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not (i) breach, violate or conflict with the certificate of incorporation, bylaws or other governing documents of Parent, the certificate of incorporation or bylaws of Merger Sub or the comparable governing instruments of any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub, or any subsidiary thereof, is a party or by which Parent or Merger Sub or any of their subsidiaries or its or their respective assets or properties are bound (including any Contract to which a subsidiary of Parent or Merger Sub is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, (ii) the applicable filings and approvals under any applicable Antitrust Law, including with the STB under the ICCTA, (iii) compliance with the applicable requirements of the New York Stock Exchange, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) the submission of the Joint Notice pursuant to the DPA, (vi) any consent, approval, authorization, permit, action, filing or notification described on Section 3.5(b) of the Company Disclosure Letter and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.4    Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries nor any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.5    Operations and Ownership of Merger Sub. The authorized capital stock of Merger Sub consists solely of 3,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

SECTION 4.6    Proxy Statement. None of the information supplied or to be supplied by or on behalf of each of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by the Company or any of its Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 4.7    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

SECTION 4.8    Financing. Parent has delivered to the Company true, complete and correct copies of (a) the executed commitment letter, dated as of the date hereof, between Parent and the financial institutions party thereto (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith and referenced therein (except that the fee letter is subject to redactions further described below), as may be amended or modified in accordance with the terms hereof, collectively, the “Debt Financing Commitments”), pursuant to which the lenders thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees and expenses and the refinancing of certain outstanding indebtedness of the Company and (b) the executed commitment letters, dated as of the date hereof, from each Guarantor (including all exhibits, schedules and annexes thereto, the “Equity Financing Commitment”, and, together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which each Guarantor has committed, subject to the terms and conditions set forth therein, to invest the cash amounts set forth therein (the “Equity Financing”, and, together with the Debt Financing, the “Financing”). The Equity Financing Commitment provides that the Company is a third-party beneficiary thereof, subject to the terms and conditions set forth therein and herein. None of the Financing Commitments has been amended or modified prior to the date of this Agreement, as of the date of this Agreement no such amendment or modification is contemplated (other than, for the avoidance of doubt, amendments to the Debt Financing Commitments solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof), and as of the date of this Agreement the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Except for fee letters (complete copies of which have been provided to the Company, with only fee amounts, “market flex” (other than any structure flex) and other economic terms redacted), as of the date hereof there are no side letters or Contracts to which Parent or Merger Sub is a party related to the funding or investing, as applicable, of the Financing or the transactions contemplated hereby other than as expressly set forth in the Financing Commitments delivered to the Company on or prior to the date hereof and except for any agreements among the Guarantors which do not affect the availability of the Equity Financing. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof and Parent will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date; provided, that any payment due and payable on the Closing Date shall be funded contemporaneously with the Closing and subject to the satisfaction of the other funding conditions in respect of the Financing on the Closing Date. As of the date hereof, the Financing Commitments are in full force and effect with respect to, and are the legal, valid, binding and enforceable obligations of, Parent and Merger Sub, as the case may be, and, to the knowledge of Parent and Merger Sub, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments delivered to the Company on or prior to the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other party thereto under any of the Financing Commitments, (ii) constitute a failure to satisfy a condition precedent on the part of Parent or Merger Sub or any other party thereto under the Financing Commitments or (iii) result in any portion of the Financing Commitments being unavailable on the Closing Date. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments applicable to it will not be satisfied or that the Financing will not be made available to Parent on the Closing Date. Assuming the Financing is funded in accordance with the Financing Commitments and the accuracy of the representations and warranties set forth in Section 3.3, Parent and Merger Sub will have on the Closing Date funds sufficient to (A) pay the aggregate Per Share Merger Consideration and the other payments under Article II, (B) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing, (C) pay for any refinancing of any outstanding indebtedness of the Company or its subsidiaries contemplated by this Agreement or the Financing Commitments and (D) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain the Financing or any other financing for or related to any of the transactions contemplated hereby.

SECTION 4.9    Parent Guarantee. Parent has furnished the Company with a true, complete and correct copy of each Parent Guarantee. Each Parent Guarantee is in full force and effect and has not been amended or modified. Each Parent Guarantee is a (i) legal, valid and binding obligation of the applicable Guarantor and of each of the other parties thereto and (ii) enforceable in accordance with its respective terms against the applicable Guarantor and each of the other parties subject to the Bankruptcy and Equity Exception. There is no default under the Parent Guarantee by the applicable Guarantor, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the applicable Guarantor.

SECTION 4.10    Ownership of Shares. None of Parent, Merger Sub or any of their respective subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares (other than pursuant to this Agreement).

SECTION 4.11    Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent or any of its subsidiaries (other than Merger Sub) is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 4.12    Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Sections 7.1 and 7.2 have been satisfied or waived, (b) the Required Information fairly presents the consolidated financial condition of the Company as at the end of the periods covered thereby and the consolidated results of earnings of the Company for the periods covered thereby, (c) the compliance by the Company with its obligations hereunder, (d) the representations and warranties of the Company in Article III are accurate and (e) the most recent projections, forecasts or estimates of the Company and its subsidiaries that have been provided to Parent have been prepared in good faith based on assumptions that were reasonable at such time, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate consideration to which the stockholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Corporation or its subsidiaries which become due or payable by the Surviving Corporation and its subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Corporation and each of its subsidiaries, on a consolidated basis, will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

SECTION 4.13    Certain Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective subsidiaries or any other Person on behalf of Parent or Merger Sub or their respective subsidiaries has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company or any member of the Company’s management or directors that is related to the transactions contemplated by this Agreement or to the management of the Surviving Corporation following the Effective Time.

SECTION 4.14    No Other Information. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

SECTION 4.15    Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1    Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Laws or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall use its commercially reasonable efforts to conduct the business of the Company and its subsidiaries in the ordinary and usual course of business and to preserve substantially intact its business organization and material business relationships with Governmental Entities, employees, customers, suppliers, creditors, lessors and other Persons with whom the Company or any of its subsidiaries has material business relations and to maintain its insurance coverage with respect to any material assets and (b) without limiting the foregoing, the Company shall not and shall cause each of its subsidiaries not to:

(i)    amend or otherwise change its Certificate of Incorporation or Bylaws or other applicable governing instruments;

(ii)    make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any corporation, partnership or other business organization or material assets (which, for the avoidance of doubt, shall not include inventory or supplies) or division thereof, in each case, except for (A) purchases of inventory and supplies in the ordinary course of business consistent with past practice or pursuant to existing Contracts in effect as of the date hereof; (B) acquisitions or investments not to exceed $10 million in the aggregate (excluding, for the avoidance of doubt, any capital expenditures that are permitted under Section 5.1(b)(xix)), (C) any merger or consolidation of a wholly owned subsidiary of the Company with another wholly owned subsidiary of the Company as long as such merger or consolidation does not result in any material increase in Tax liabilities for the Company or any subsidiary of the Company (whether with respect to periods before the Closing or periods after the Closing) or (D) any acquisition made in accordance with the Company’s capital policy in effect as of the date of this Agreement and previously made available to Parent (the “Capital Policy”).

(iii)    issue, sell, grant, pledge, encumber or dispose of (or authorize the issuance, sale, grant, pledge, encumbrance or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except (a) for the issuance of Shares upon the exercise, vesting or settlement of Options, Stock Units and PSUs, (b) for any issuance, sale or disposition to the Company or a wholly-owned subsidiary of the Company by any subsidiary of the Company or (c) pursuant to the purchase of shares under the Stock Purchase Plan in accordance with Section 2.2(d));

(iv)    reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except (a) for the acquisition of Shares tendered by directors or employees in connection with a cashless exercise of Options or in order to pay Taxes in connection with the exercise of Options or (b) for the settlement of any Stock Units and PSUs pursuant to the terms of the Company Stock Plan), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s subsidiaries;

(v)    except to secure indebtedness and other obligations under the Company’s Credit Facility or Australia Credit Facility, create or incur any Lien on any material assets of the Company or its subsidiaries other than (i) Permitted Liens or (ii) Liens granted in connection with leases, sale-leaseback transaction and other financing arrangements entered in the ordinary course of business;

(vi)    sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, transfer, assign, license, covenant not to assert, abandon, allow to lapse, allow to expire, or dispose of any assets, rights or properties (including Intellectual Property) other than (A) sales, transfers, dispositions or licensing of equipment and/or inventory, in the ordinary course of business or pursuant to existing Contracts, (B) assignments of leases or sub-leases, in each case, in the ordinary course of business, (C) other sales, transfers, assignments, exclusive licenses, expirations or dispositions of assets, rights or properties to the Company or any wholly-owned subsidiary of the Company or of assets, rights or properties with a value of less than $25 million in the aggregate or (D) non-exclusive licenses of Owned Intellectual Property granted by the Company or any subsidiary to customers in the ordinary course of business;

(vii)    declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its or its subsidiaries’ capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company);

(viii)    except for borrowings under the Company’s Credit Facility or Australia Credit Facility incurred in the ordinary course of business for working capital purposes, including amounts incurred to make payments in connection with the Interline Settlement System, and except for intercompany loans between the Company and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries of the Company, (A) incur indebtedness for borrowed money, or issue any bonds, debentures, notes or similar instruments, (B) assume, guarantee or endorse the obligations of any Person or enter into any “keep well” or other agreement to maintain any financial condition of another Person (other than a wholly owned subsidiary of the Company), (C) pre-pay any indebtedness for borrowed money if such prepayment would give rise to a “make whole” or breakage cost or modify in any material respect or change the material terms or extend the maturity of, any indebtedness, or (D) make loans, advances, or capital contributions to any Person (other than a wholly owned subsidiary of the Company), other than (1) letters of credit issued in the ordinary course of business, (2) guarantees by the Company of indebtedness of wholly-owned subsidiaries of the Company, (3) performance bonds not to exceed $10 million in the aggregate or (4) any indebtedness or other obligation incurred for acquisitions, investments or capital expenditures made in accordance with the Capital Policy;

(ix)    except as required by the terms of any Company Plan or to the extent changes have already been approved in the annual budget passed by the Board for 2019, (A) increase the compensation or benefits of any Company Employees (except for increases in the ordinary course of business consistent with past practice with respect to Company Employees who are not directors or executive officers, including pursuant to the Company’s regular merit review process, including any ordinary course new hires or promotions, in each case, that do not exceed 10% in the aggregate), (B) grant any severance or termination pay to any Company Employee not provided for under any Company Plan (except in the ordinary course of business or as required by applicable Law), (C) establish, adopt, enter into, amend or terminate any equity plan or equity-based plan or any employment, consulting or severance agreement or arrangement or (to the extent resulting in a material increase in cost to the Company) any pension, retirement, profit-sharing, or welfare benefit agreement or arrangement, in each case, with any of its present or former directors, officers, other employees or consultants who are natural persons, except for offers of employment or promotions in the ordinary course of business or in connection with a hiring of replacements with an annual base compensation that does not exceed, or is not expected to exceed, $200,000, (D) hire or terminate (other than for cause) any employee or consultant (who is a natural person), other than the hiring of replacements on substantially similar terms or the hiring or termination of individuals with an annual base compensation that does not exceed, or is not expected to exceed, $200,000, (E) grant any equity or equity-based awards, (F) loan or advance any money or any other property to any present or former director, officer, employee or consultant (who is a natural person) of the Company or any subsidiary, (G) take any action to accelerate the vesting, funding or payment of, or lapsing of restrictions with respect to, any equity-based compensation or other long-term incentive compensation under any Company Plan or (H) allow for the commencement of any new enrollment for offering periods under the Stock Purchase Plan;

(x)    with respect to the UK Plan, (A) agree to any changes to future funding arrangements, (B) take any action that may lead to a material increase in contributions, (C) take or permit any action that would require notification to the Pensions Regulator under Section 69 or Section 70 of the United Kingdom Pensions Act 2004, (D) take any action that would cause the plan to commence winding up, (E) accept any transfer of liabilities, (F) take any action or omit to take any action which would reasonably be expected to lead to the issuance of a Financial Support Direction or Contribution Notice, or (G) knowingly give cause to the current advisors or the trustees of the plan to report any wrongdoing or irregularity to the Pensions Regulator;

(xi)    enter into, adopt, amend or terminate or agree to any collective bargaining agreement or similar agreement with any labor organization, in each case, except (A) to the extent required by applicable Law or (B) for the entry into, adoption of, amendment of, termination of or agreement in respect of any collective bargaining agreement that is currently under negotiation, as disclosed on Schedule 3.12 of the Disclosure Letter, or is required to be under negotiation, in the ordinary course of business on terms that, in each case, are not materially less favorable to the Company and its subsidiaries in the aggregate compared to any collective bargaining agreement in existence as of the date hereof;

(xii)    implement any employee layoffs or plant closings that would reasonably be expected to trigger notification requirements pursuant to the WARN Act;

(xiii)    make any material change in any accounting principles, methods or practices, except as may be required to conform to changes in statutory or regulatory accounting rules, applicable Law or GAAP or regulatory requirements with respect thereto;

(xiv)    other than as required by applicable Law or GAAP, (A) make any material change to any method of Tax accounting, (B) make, revoke or change any material Tax election, (C) surrender any claim for a refund of material Taxes, (D) enter into any closing agreement with respect to any material Taxes, (E) amend any material income Tax Return, (F) settle or compromise any material Tax liability, (G) seek any material Tax ruling from any Tax authority or (H) consent to any extension or waiver of the limitation period applicable to any material Taxes;

(xv)    other than any Transaction Litigation, settle or compromise any litigation, other than settlements or compromises of litigation (A) where the amount paid (net of insurance proceeds receivable) does not exceed (1) $7.5 million or, if greater, does not exceed the total amount reserved for such matter in the Company’s financial statements included in the SEC Reports or (2) $15 million in the aggregate, and (B) that does not include any admission of wrongdoing or criminal act and that provides for a general release of all claims against the Company and its Affiliates; provided that no settlement or compromise of any litigation may impose restrictions in any material respect on the operations or business of the Company or its subsidiaries as conducted on the date hereof;

(xvi)    other than in the ordinary course of business, (A) modify, amend, renew, extend or waive or grant any release of any rights under any Material Contract, other than in the ordinary course of business on terms that are not adverse in any material respect to the Company and its subsidiaries, taken as a whole, or cancel or terminate, in whole or in part, any Material Contract or (B) enter into any Contract that would have been a Material Contract under one of clauses (ii), (iii), (iv), (v), (vi), (vii), (x)(B) or (xi) of Section 3.8(a) if it had existed on the date hereof other than any Contract to entered in connection with the taking of any action permitted by the other clauses of this Section 5.1(b);

(xvii)    enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries or enter into a new line of business;

(xviii)    adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement or the Merger;

(xix)    make capital expenditures except in accordance with the Capital Policy and in an aggregate amount not to exceed (A) from the date of this Agreement through December 31, 2019 (or, if earlier, the Closing Date), $30 million and (B) if Closing is after December 31, 2019, from January 1, 2020 through the Closing Date, $30 million;

(xx)    agree, authorize or commit to do any of the foregoing actions described in Sections 5.1(b)(i) through Section 5.1(b)(xix).

The Parties agree that, with respect to any action taken pursuant to an exception to any restriction set forth in this Section 5.1(b) requiring compliance with the Capital Policy, (x) to the extent any such capital expenditure would require consent of the Company’s board of directors, such capital expenditure shall also require consent of Parent and (y) to the extent any such capital expenditure would require the preparation of a memorandum, such memorandum shall be provided to Parent. Further, the Parties agree that, with respect to any such action taken pursuant to an exception to any restriction set forth in this Section 5.1(b) requiring compliance with the Capital Policy, such action shall be deemed not to violate any other restriction set forth in this Section 5.1(b).

SECTION 5.2    No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Sections 5.1 and 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1    Non-Solicitation; Acquisition Proposals.

(a)    Except as expressly permitted by this Section 6.1, from date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, the Company shall not, shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer or inquiry that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 6.1(b)(iii)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; provided that it is understood and agreed that any determination or action by the Board of Directors of the Company made in accordance with Section 6.1(b) or Section 6.1(c) shall not be deemed to be a breach or violation of this Section 6.1(a). The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal, in each case that exist as of the date hereof. The Company also agrees that following the execution of this Agreement it will promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its subsidiaries. The Company shall promptly (and in any event within one Business Day) notify, in writing, Parent of the receipt of any inquiry, proposal or offer received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal or offer and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). The Company shall promptly (and in any event within one Business Day) keep Parent reasonably informed of any material developments with respect to any such inquiry, proposal, offer or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Company, its subsidiaries or their respective Representatives). Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Company or the Board of Directors so long as the Company promptly (and in any event within one Business Day thereafter) notifies Parent thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and the Board of Directors of the Company determines prior to the grant of such waiver, amendment or release in good faith, after consultation with outside legal counsel to the Company, that the failure of the Board of Directors of the Company to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.1 by any of the Company’s subsidiaries, or any of the Company’s or its subsidiaries’ respective Representatives acting on the Company’s or one of its subsidiaries’ behalf, shall be deemed to be a breach of this Section 6.1 by the Company.

(b)    Notwithstanding anything to the contrary in Section 6.1(a) or Section 6.3, this Agreement shall not prevent the Company or its Board of Directors from:

(i)    taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided that this clause (i) shall not be deemed to permit the Company or its Board of Directors to effect a Change of Recommendation except in accordance with Sections 6.1(c) and (d);

(ii)    prior to obtaining the Company Requisite Vote, contacting and engaging in discussions with any Person or group and their respective Representatives who has made an Acquisition Proposal after the date hereof that did not result from a breach of Section 6.1(a), solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

(iii)    prior to obtaining the Company Requisite Vote, (A) contacting and engaging in any negotiations or discussions with any Person and its Representatives who has made an Acquisition Proposal after the date hereof that did not result from a breach of Section 6.1(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to the Company’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made a bona fide Acquisition Proposal that did not result from a breach of Section 6.1(a), in each case, if the Board of Directors (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or could reasonably be expected to constitute, result in or lead to a Superior Proposal, (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, and (III) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall provide to Parent and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or substantially concurrently with the time it is provided to such Person (and in any event within 24 hours thereof);

(iv)    prior to obtaining the Company Requisite Vote, making a Change of Recommendation (only to the extent permitted by Section 6.1(c) or (d)); or

(v)    resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(c)    Notwithstanding anything in this Section 6.1 to the contrary, if, at any time prior to obtaining the Company Requisite Vote, the Company’s Board of Directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to an Acquisition Proposal that did not result from a breach of this Section 6.1, that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in clause (A) or (B) of this Section 6.1(c) would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the Company or its Board of Directors may, prior to obtaining the Company Requisite Vote, (A) make a Change of Recommendation or (B) terminate this Agreement pursuant to Section 8.1(d)(ii) to enter into a definitive agreement with respect to such Superior Proposal; provided that the Company pays to Parent the Company Termination Payment required to be paid pursuant to Section 8.2(b)(i) at or prior to the time of such termination (it being agreed that such termination shall not be effective unless such fee is so paid); provided further that the Company will not be entitled to make a Change of Recommendation or terminate this Agreement in accordance with Section 8.1(d)(ii) unless (x) the Company delivers to Parent a written notice (a “Company Notice”) advising Parent that the Company’s Board of Directors proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Board of Directors of the Company (including the identity of the party making such Superior Proposal and a written summary of any material terms and conditions communicated orally), and shall include with such notice unredacted copies of the proposed transaction agreement (if any) and copies of any other documents evidencing or specifying the terms and conditions of such Acquisition Proposal, and (y) at or after 5:00 p.m., New York City time, on the third Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the third Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional two Business Day (instead of three Business Day) period from the date of such notice), the “Notice Period”), the Board of Directors of the Company reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal if the adjustments to the terms and conditions of this Agreement proposed by Parent (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a Change of Recommendation or so terminate would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(d)    Notwithstanding anything in this Section 6.1 or Section 6.3 to the contrary, if, at any time prior to obtaining the Company Requisite Vote, the Company’s Board of Directors determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that the failure to make a Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the Company or its Board of Directors may, prior to obtaining the Company Requisite Vote, make a Change of Recommendation; provided that the Company will not be entitled to make, or agree or resolve to make, a Change of Recommendation unless (i) the Company delivers to Parent a written notice (an “Intervening Event Notice”) advising Parent that the Company’s Board of Directors proposes to take such action and containing the material facts underlying the Company’s Board of

Directors’ determination that an Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the third Business Day immediately following the day on which the Company delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the third Business Day immediately following the day on which the Company delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional two Business Day (instead of three Business Day) period from the date of such notice), the “Intervening Event Notice Period”), the Board of Directors of the Company reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Change of Recommendation.

(e)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Acquisition Proposal” means any proposal or offer from any Person (other than Parent, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company), including through the acquisition of one or more subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole), (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company or (E) any other transaction having a similar effect to those described in the foregoing clauses (A) through (D).

(ii)    “Superior Proposal” means a bona fide and written Acquisition Proposal made after the date hereof that the Board of Directors of the Company in good faith determines is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Board of Directors of the Company, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the transactions contemplated hereby; provided that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20%” in such definition shall be deemed to be references to “50%”.

(iii)    “Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal or Superior Proposal) that materially affects the business, assets, operations or prospects of the Company and its subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to the Company or the Board of Directors of the Company as of the date hereof (or the consequences of which were not reasonably foreseeable to the Board of Directors of the Company as of the date hereof), becomes known to the Company or the Board of Directors of the Company after the date of this Agreement.

SECTION 6.2    Proxy Statement.

(a)    The Company shall, with the assistance of Parent, prepare and file with the SEC, as promptly as practicable (and, in any event, not later than 25 Business Days) after the date of this Agreement, the Proxy Statement. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement.

(b)    Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the filing of the Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which the Company shall consider in good faith. Each of Parent and Merger Sub shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. The Company shall cause the Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Stockholders Meeting promptly (but in any event no more than five Business Days) after the later of (i) the tenth day after the Proxy Statement is filed with the SEC if the SEC has not informed the Company that it will review the Proxy Statement and (ii) confirmation by the SEC that the SEC has no further comments on the Proxy Statement.

(c)    If at any time prior to the Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, the Party that discovers such information shall promptly notify the other Party and the Company shall prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

SECTION 6.3    Stockholders Meeting(a) . The Company, acting through its Board of Directors (or a committee thereof), shall as promptly as practicable (but in any event no more than five Business Days) following the later of (a) the tenth day after the Proxy Statement is filed with the SEC if the SEC has not informed the Company that it will review the Proxy Statement and (b) confirmation by the SEC that the SEC has no further comments on the Proxy Statement (but subject to the last sentence of this Section 6.3), take all action required under the DGCL, the Certificate of Incorporation, the Bylaws and the applicable requirements of the New York Stock Exchange necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable a meeting of its stockholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”), notwithstanding that a Change of Recommendation has been made; provided that the Company may postpone, recess or adjourn such meeting (i) to the extent required by Law, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote or (iii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting; provided further that the Company shall not postpone, recess or adjourn the Stockholders Meeting (A) pursuant to the foregoing clause (ii) for more than 10 Business Days after the date for which the Stockholders Meeting is originally scheduled without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (B) to a date after the date that is two Business Days prior to the End Date. The Company, acting through its Board of Directors (or a committee thereof), shall, (a) include in the Proxy Statement the Recommendation (subject to Section 6.1(b)(iv)) and, subject to the consent of such Financial Advisor, the written opinion of each of the Financial Advisors, and (b) subject to Section 6.1(b)(iv), use its reasonable best efforts to obtain the Company Requisite Vote; provided that the Board of Directors of the Company shall not fail to include the Recommendation in the Proxy Statement or directly or indirectly withdraw, modify, qualify or change the Recommendation, or formally resolve to effect or publicly announce an intention to effect any of the foregoing (a “Change of Recommendation”) except in accordance with Section 6.1(c) or Section 6.1(d) and, following such Change of Recommendation, may fail to use such reasonable best efforts. The Company agrees that no matters shall be brought before the Stockholders Meeting other than adoption of this Agreement, any related “golden parachute” vote under Rule 14a-21(c) of the Exchange Act and any related and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes). Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Stockholders Meeting if this Agreement is validly terminated.

SECTION 6.4    Further Action; Efforts.

(a)    Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to (and, in the case of Parent, cause each of its subsidiaries and controlled Affiliates (collectively, the “Parent Group”) to) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party hereto agrees to (i) take the actions set forth on Section 6.4(a)(i) of the Company Disclosure Letter on the timeframes set forth therein, (ii) except as provided in Section 6.4(a)(i) of the Company Disclosure Letter, as promptly as reasonably practicable and in any event within 20 Business Days after the date hereof, file any notification or other filing or form or submission (or, for jurisdictions where submission of a draft prior to formal notification is appropriate, a draft thereof) necessary to obtain any consents, clearances or approvals under or in connection with any Antitrust Law applicable to the transactions contemplated by this Agreement that is required or advisable (as reasonably determined by Parent and Company) and (iii) (A) as promptly as practicable and in any event within 20 Business Days of the date hereof, file with the STB all appropriate and necessary documentation for the approval, authorization or exemption, as the case may be, of the Merger and the other transactions contemplated hereby and (B) if the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing, and other than the condition set forth in Section 7.1(b)(ii)(A)) are reasonably expected to be satisfied prior to the STB approving, authorizing or exempting the Merger and the other transactions contemplated hereby, submit a form of voting trust agreement to the STB seeking an informal opinion that the voting trust, would insulate Parent from unauthorized control of the Company if (a) Parent has not received from the STB the approval, authorization or exemption, as the case may be, of the Merger and the transactions contemplated hereby before the Effective Time and (b) the stock of the Surviving Corporation is placed into the voting trust immediately following the Effective Time, and file with the STB all appropriate and necessary documentation for the approval, authorization or exemption, as the case may be, of the voting trustee’s control of the Company. For the avoidance of doubt, in the event the conditions set forth in Section 7.1 and Section 7.2 are satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing, and other than the condition set forth in Section 7.1(b)(ii)(A)) but approval, authorization or exemption of the Merger and the other transactions contemplated hereby has not been obtained from the STB at the time such conditions are satisfied, and the events described in Section 7.1(b)(ii)(B) shall have occurred, Parent shall be obligated to consummate the Merger and the other transactions contemplated hereby pursuant to a voting trust agreement under which the stock of the Surviving Corporation is placed into the voting trust immediately following the Effective Time.

(b)    In connection with the efforts referenced in Section 6.4(a) to obtain all requisite or advisable approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under any applicable Law, to obtain the approval, authorization or exemption of the STB for the transactions contemplated by this Agreement and to obtain any Other Regulatory Approvals, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the STB or any other U.S. or foreign Governmental Entity and of any substantive communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings and communications between them and the FTC, the DOJ, the STB or any other Governmental Entity with respect to the transactions contemplated by this Agreement; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by the FTC, the DOJ, the STB, or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions; (v) permit the other Party to review any substantive communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, the FTC, the DOJ, the STB or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person; and (vi) take any action (including those set forth on Section 6.4(b)(vi) of the Company Disclosure Letter) in order to (A) obtain all requisite or advisable approvals and authorizations, or permit the expiration of waiting periods, for the transactions contemplated by this Agreement under any applicable Law or (B) obtain the approval, authorization or exemption of any Governmental Entity for the transactions contemplated by this Agreement, in each case of the foregoing clauses (A) and (B), with respect to any such approval, authorization, waiting period or exemption under applicable Antitrust Laws that are required to be obtained to satisfy the condition in Section 7.1(b) within the first period of formal or public review that is commonly known as “Phase 1” for such approval, authorization, waiting period or exemption. For purposes of this Agreement, “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Federal Trade Commission Act of 1914, the ICCTA and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. Notwithstanding anything contained herein to the contrary, in connection with any planned divestiture by Parent of the Company’s interests in G&W Australia Holdings LP to a third party (the “Snow Australia Divestiture”), the Company shall, and shall cause its subsidiaries to, use reasonable best efforts to reasonably assist and reasonably cooperate with Parent, at Parent’s sole cost and expense, in Parent’s efforts to consummate the Snow Australia Divestiture in the most expeditious manner practicable (whether concurrently with, or at any time after, the Effective Time) and take such actions as may be reasonably requested by Parent, including using reasonable best efforts to: (A) to the extent in the possession of the Company and its subsidiaries, furnish Parent with such pertinent information and disclosures as Parent shall reasonably request in connection with the Snow Australia Divestiture; (B) upon reasonable notice, make the relevant officers and senior employees of the Company and G&W Australia Holdings LP available for a reasonable number of meetings with potential purchasers, (C) if required, take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Snow Australia Divestiture; (D) if required, execute, subject to the occurrence of the Effective Time, definitive documentation relating to the Snow Australia Divestiture as Parent may reasonably request; and (E) assist Parent in obtaining, as promptly as reasonably practicable, all necessary consents, approvals, orders, waivers and authorizations of, and actions or nonactions by, any Governmental Entity or any third party, and making, or causing to be made, all other necessary registrations, declarations and filings with, and notices to, Governmental Entities and third parties, in connection with the Snow Australia Divestiture. Notwithstanding the foregoing, (x) nothing in the foregoing sentence shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its subsidiaries and (y) none of the Company or any of its subsidiaries shall be required to pay any fee or incur any other liability or obligation in connection with the Snow Australia Divestiture or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any fee or make any other payment or agree to provide any indemnity in connection with the Snow Australia Divestiture or any of the foregoing prior to the Effective Time. For the avoidance of doubt, none of the Company or its subsidiaries or their respective officers, directors (with respect to any subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Snow Australia Divestiture that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company shall be required to execute or enter into or perform any agreement with respect to the Snow Australia Divestiture. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that the Snow Australia Divestiture is consummated.

(c)    No Party shall independently participate in any substantive meeting or communication with any Governmental Entity in respect of any such filings, investigation or other inquiry relating to Section 6.4(a) or Section 6.4(b) without giving the other Parties sufficient prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such substantive meeting or communication. Subject to Section 6.4(g), and in furtherance and not in limitation of the foregoing, Parent shall, and shall cause its controlled Affiliates and subsidiaries to, take any and all steps necessary (other than with respect to the approval contemplated in Section 6.4(i) of the Company Disclosure Letter, with respect to which Parent’s obligations are as set forth in Section 6.4(i) of the Company Disclosure Letter) to (x) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or other applicable Laws requiring receipt of the Other Regulatory Approvals or (y) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the End Date), including, but without limiting the foregoing, and in each case, subject to Section 6.4(g), (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of the Company or its subsidiaries or any interest therein and (ii) otherwise taking or committing to take actions that would limit the Company’s or its subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of the Company or its subsidiaries or any interest or interests therein (the actions contemplated by clauses (i) and (ii), a “Company Remedial Measure”).

(d)    Subject to the obligations under Section 6.4(c) and Section 6.4(g), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Parent, Merger Sub and the Company shall, and Parent shall use reasonable best efforts to cause each member of the Parent Group to, cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (ii) Parent and Merger Sub must defend, at their cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Company shall not be required to agree to any term or take any action with respect to any term in connection with its obligations under this Section 6.4(d) that is not conditioned upon consummation of the Merger.

(e)    Neither Parent nor Merger Sub nor any of their controlled Affiliates shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

(f)    Notwithstanding anything to the contrary in this Section 6.4, the Parties may, as they deem advisable and necessary, provide sensitive information and materials of a Party to the other Party on an outside counsel-only basis or directly to the applicable Governmental Entity while, to the extent feasible, making a version in which the sensitive information has been redacted available to the other Party. Materials provided to the other Party or its counsel may be redacted to remove references concerning the valuation of the Company, privileged communications, or other sensitive material.

(g)    Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.4 (but subject to Section 6.4(i)) shall (i) require (A) any of Parent, any of its Affiliates or direct or indirect equity holders of Parent (including the Guarantors) or their respective Affiliates or any investment funds advised or managed by one or more Affiliates of

Parent (or any Guarantor) or any direct or indirect portfolio companies thereof to agree or commit to any imposition of any condition or restriction with respect to any such Person or their respective businesses, product lines or assets (other than, for the avoidance of doubt, the Company and its subsidiaries) necessary to secure the requisite approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under any applicable Law or to obtain the approval, authorization or exemption of any Governmental Entity or (B) the Company, Parent, Merger Sub, or any of their respective Affiliates or direct or indirect equity holders (including the Guarantors) or their Affiliates or investment funds advised or managed by one or more Affiliates of Parent (or any direct or indirect portfolio companies thereof) to propose, negotiate, agree, accept, commit to or effect, by consent decree, hold-separate or administrative order or otherwise, a Company Remedial Measure that would reasonably be expected to result in a Material Adverse Effect (it being understood that a Snow Australia Divestiture or a voting trust contemplated by Section 6.4(a) shall not be deemed to be, and shall not be taken into account in determining whether a Company Remedial Measure would reasonably be expected to result in, a Material Adverse Effect) (the matters described in clauses (A) and (B) above, a “Burdensome Condition”) or (ii) permit the Company and its subsidiaries and other Affiliates to, without Parent’s prior written approval, agree or commit to the imposition of any condition or restriction necessary to secure the requisite approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under any applicable Law or to obtain the approval, authorization or exemption of any Governmental Entity. Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Agreement shall be construed as requiring Parent or Merger Sub to provide, or cause to be provided or agree or commit to provide, any non-public financial information with respect to GIC Private Limited or any of its Affiliates or any entity managed or advised by GIC Private Limited (other than of the type or to the extent previously provided to a Governmental Entity in previous applications under substantially similar standards of confidentiality), and no failure by Parent or Merger Sub to cause the provision of such information to a Governmental Entity shall be deemed a breach of any provision in this Agreement by Parent or Merger Sub; provided, however, that, in the event any such information is requested but not provided, Parent shall enter into good faith discussions with the Company and the Governmental Entity to, and use its reasonable best efforts to, provide other information, within the constraints imposed on GIC Private Limited and its Affiliates by applicable Law, organizational documents, existing internal policies and past practices, that attempts in good faith to address the topic(s) of inquiry then being made by such Governmental Entity.

(h)    Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with one another (i) in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts in connection with the consummation of the transactions contemplated hereby and (ii) in seeking timely to obtain any such actions, consents, approvals or waivers; provided, that neither the Company nor any of its subsidiaries will make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value for the purposes of obtaining any such consents without the prior consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned.

(i)    The parties agree that Section 6.4(i) of the Company Disclosure Letter shall be incorporated by reference and deemed to be set forth in this Section 6.4(i).

(j)    Parent shall not permit any Person (other than the Guarantors and their Affiliates) to (A) invest or commit to invest, directly or indirectly, in Parent if such investment or commitment would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; (iv) otherwise impose any material delay in the consummation of, or materially increase the risk of not consummating, the transactions contemplated by this Agreement or (v) materially increase the risk that a Burdensome Condition would be imposed in order to secure the requisite approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under any applicable Law or to obtain the approval, authorization or exemption of any Governmental Entity or (B) control Parent or Merger Sub under 31 C.F.R. Part 800.

SECTION 6.5    Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated herein, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (b) any Actions commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with this Section 6.5 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) or Section 7.3(b), respectively, shall have been satisfied with respect to performance in all material respects with this Section 6.5.

SECTION 6.6    Access to Information; Confidentiality.

(a)    From the date hereof to the Effective Time or the earlier valid termination of this Agreement, upon reasonable prior written notice from Parent, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and employees to, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours to the Company’s and its subsidiaries’ officers, employees, properties, books and records, as necessary to facilitate consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any environmental sampling or testing. Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its subsidiaries, or contravene any applicable Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. Notwithstanding the foregoing, in the event that the Company does not provide access or disclose information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or violate the applicable Law, rule, regulation, order, judgment, decree or binding agreement, including entering into a joint defense agreement, common interest agreement or other similar arrangement. All requests for information made pursuant to this Section 6.6(a) shall be directed to the executive officer or other Person designated by the Company.

(b)    Each of Parent and Merger Sub will comply with the terms and conditions of (i) the Amended and Restated Letter Agreement, dated March 22, 2019, between the Company and Brookfield Infrastructure Group LLC, and (ii) the Amended and Restated Letter Agreement, dated March 26, 2019, between the Company and GIC Special Investments Pte. Ltd. (the agreements described in clauses (i) and (ii), the “Confidentiality Agreements”), and will hold and treat, and will cause their respective officers, employees, auditors and other representatives to hold, treat and use, in confidence all non-public documents and information concerning the Company and its subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreements, which Confidentiality Agreements shall remain in full force and effect in accordance with their respective terms.

SECTION 6.7    Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Corporation of the Shares from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act at the Effective Time.

SECTION 6.8    Publicity. The initial press release regarding the Merger shall be a joint press release and, except in connection with an Acquisition Proposal or a Change of Recommendation if and to the extent permitted by this Agreement, thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, including providing each other the opportunity to review and comment upon any press release or other public announcement, and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect to any such press release or other public announcement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in each case, as determined in the good faith judgment of the Party proposing to make such release (in which case, such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party). Notwithstanding the foregoing, Parent, Merger Sub and their respective Affiliates may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions to the extent consistent with prior public disclosures by the Parties made in accordance with this Section 6.8.

SECTION 6.9    Employee Benefits.

(a)    For at least the period ending on the later of (x) 12 months following the Effective Time and (y) December 31, 2020 (the “Benefit Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its subsidiaries who continues to be employed by the Surviving Corporation or any subsidiary or Affiliate thereof (the “Continuing Employees”), (i) a salary, wage, target annual cash bonus opportunity and commissions opportunity that, in each case, is no less favorable than the salary, wage, target bonus opportunity and commissions opportunity that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee pension, welfare and other benefits (other than equity compensation, defined pension benefits, retiree medical and life insurance benefits) that have an aggregate value that is substantially comparable to the employee pension, welfare and other benefits provided to such Continuing Employee immediately prior to the Effective Time (other than equity compensation, defined pension benefits, retiree medical and life insurance benefits). Parent intends to implement a long term incentive plan during the Benefit Continuation Period in amounts and on terms and conditions as determined by Parent. For the duration of the Benefit Continuation Period, Parent or one of its Affiliates shall maintain for the benefit of each Continuing Employee a severance or termination arrangement no less favorable than the severance or termination arrangement provided to such Continuing Employee immediately prior to the Effective Time and as set forth on Section 6.9(a) of the Company Disclosure Letter. This Section 6.9(a) shall not apply to Continuing Employees whose terms and conditions of employment are governed by a collective bargaining agreement.

(b)    Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Company Plans that remain in effect as of the Effective Time, subject to the amendment and termination provisions thereof.

(c)    To the extent that Parent modifies any coverage or benefit plan in which Continuing Employees participate, Parent or any of its subsidiaries (including the Company and any subsidiaries thereof) shall (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents to the extent such conditions were inapplicable or waived under a comparable Company Plans, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Company Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of eligibility to participate and vesting credit (but excluding benefit accrual under any defined benefit pension plan) under each applicable Parent benefit plan as if such service had been performed with Parent.

(d)    Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any Affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan, policy or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof) or any collective bargaining representative thereof.

SECTION 6.10    Directors’ and Officers’ Indemnification and Insurance.

(a)    From and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, to the extent acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time in such Person’s capacity as a director or officer of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law and its Certificate of Incorporation and Bylaws in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding, including any expenses incurred in successfully enforcing such Person’s rights under this Section 6.10, regardless of whether indemnification with respect to or advancement of such expenses is authorized under the Certificate of Incorporation, the Bylaws or the certificate of incorporation and bylaws, or equivalent organizational documents, of any subsidiary; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.10). In the event of any such Proceeding (x) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification has been sought by such Indemnified Party hereunder, unless such settlement, compromise or consent relates only to monetary damages for which the Surviving Corporation is entirely responsible or includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed) and (y) the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such matter. In the event any Proceeding is brought against any Indemnified Party and in which indemnification could be sought by such Indemnified Party under this Section 6.10, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, (ii) each Indemnified Party shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such Proceeding, (iii) the Surviving Corporation shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Party promptly after statements therefor are received, if the Surviving Corporation shall elect to control the defense of any such Proceeding, and (iv) no Indemnified Party shall be liable to Parent or the Surviving Corporation for any settlement effected without his or her prior express written consent; provided that for purposes of clauses (ii) and (iii) the Indemnified Party on behalf of whom fees and expenses are paid provides an undertaking to repay such fees and expenses if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.10).

(b)    Any Indemnified Party wishing to claim indemnification under Section 6.10, upon learning of any such Proceeding, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying Party.

(c)    For a period of six years after the Effective Time, the provisions in the Surviving Corporation’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s Certificate of Incorporation and Bylaws in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(d)    Parent shall maintain, or shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time. At Parent’s option, in lieu of maintaining such current policies, the Company shall purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous in the aggregate to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby; provided, however, that after the Effective Time, Parent and the Surviving Corporation shall not be required to pay in the aggregate for such coverage under each such policy more than 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case shall purchase as much coverage as reasonably practicable for such amount. In the event the Company elects to purchase such a “tail policy”, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to cause the Surviving Corporation to honor and perform under, all indemnification agreements entered into by the Company or any of its subsidiaries with any Indemnified Party.

(e)    If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.10.

(f)    The provisions of this Section 6.10 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

(g)    The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Certificate of Incorporation or Bylaws of the Company or the comparable governing instruments of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 6.11    Treatment of Company Indebtedness.

(a)    The Company shall, or shall cause its applicable subsidiaries to, arrange for customary payoff letters and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all then-outstanding indebtedness under the Credit Facility, and shall deliver, or cause its applicable subsidiaries to deliver, prepayment and termination notices in accordance with the terms of such indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

SECTION 6.12    Parent Financing.

(a)    Parent and Merger Sub shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments, including using reasonable best efforts to (i) maintain in full force and effect the Financing Commitments until the earliest of the consummation of the transactions contemplated hereby, the termination of this Agreement or the time at which any Alternative Financing is obtained, (ii) satisfy on a timely basis, to the extent within their control, all conditions to funding in the Debt Financing Commitments and such definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing at or prior to the Closing), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments (including any “flex” provisions contained therein) or otherwise consistent in all material respects with the Debt Financing Commitments and on other terms that would not (A) reduce the aggregate principal amount of the Debt Financing to an amount that would be less than an amount that would be required to consummate the Merger and make the other payments required by Parent, Merger Sub and the Surviving Corporation hereunder or otherwise contemplated in connection herewith and repay or refinance the debt contemplated in this Agreement or the Financing Commitments (unless the Equity Financing is increased by a corresponding amount) or (B) impose new or additional conditions or otherwise adversely amend or modify any of the conditions to the receipt of the Financing, in each case, in a manner that would reasonably be expected to prevent or materially delay the receipt of the Debt Financing prior to the Closing Date, (iv) enforce its rights under the Debt Financing Commitments and (v) in the event that all conditions in the Debt Financing Commitments have been satisfied, cause the lenders and other Persons providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transactions contemplated hereby. Parent shall use its reasonable best efforts to obtain the Equity Financing contemplated by the Equity Financing Commitment upon satisfaction or waiver of the conditions to Closing in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). To the extent reasonably requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing (or Alternative Financing) and Parent shall provide to the Company copies of all documents reasonably requested by the Company related to the Financing (or Alternative Financing), except that provisions related to fees, pricing, “market flex” (other than any structure flex) and other customary economic terms may be redacted in a customary manner; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that (x) is subject to attorney-client, attorney work product or other legal privilege or doctrine if Parent or Merger Sub shall have used its commercially reasonable efforts to disclose such information in a manner that would not waive such privilege or doctrine or (y) would contravene any applicable Law. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments for any reason (A) Parent shall promptly notify the Company in writing and (B) Parent and Merger Sub shall use, and shall cause their respective subsidiaries to use, their reasonable best efforts to arrange to obtain alternative financing from alternative sources (the “Alternative Financing”) in an amount, when added with Parent and Merger Sub’s existing cash on hand and the Equity Financing Commitment, sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event, which would not (i) involve terms and conditions that are materially less beneficial to Parent or Merger Sub, (ii) involve any conditions to funding the Debt Financing that are not contained in the Debt Financing Commitments and (iii) would not reasonably be expected to prevent, impede or delay the consummation of the Debt Financing or such Alternative Financing or the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing (A) if Parent becomes aware that there exists any breach, default, repudiation, cancellation or termination by any party to the Financing Commitments (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach, default, repudiation, cancellation or termination), (B) of the receipt by Parent or Merger Sub of any written notice or other written communication from any lender or other debt financing source with respect to any actual breach, default, repudiation, cancellation or termination by any party to the Financing Commitments or (C) if for any reason Parent or Merger Sub believes in good faith that (I) there is (or there is reasonably likely to be) a dispute or disagreement between or among any parties to any Financing Commitments or any definitive document related to the Financing or (II) there is a reasonable possibility that it will not be able to obtain all or any portion of the Financing on the material terms, in the manner or from the sources contemplated by the Financing Commitments or the definitive documents related to the Financing (including the “flex” provisions set forth in the fee letter). As soon as reasonably practicable, Parent shall provide any information reasonably requested in writing by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence that is in Parent’s possession; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that (x) is subject to attorney-client, attorney work product or other legal privilege or doctrine if Parent or Merger Sub shall have used its commercially reasonable efforts to disclose such information in a manner that would not waive such privilege or doctrine or (y) would contravene any applicable Law. Parent, Merger Sub and Guarantor shall not (without the prior written consent of the Company) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Financing Commitments or the definitive agreements relating to the Financing if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Financing to an amount that would be less than an amount that would be required to consummate the Merger and make the other payments required by Parent, Merger Sub and the Surviving Corporation hereunder or otherwise contemplated in connection herewith and repay or refinance the debt contemplated in this Agreement or the Financing Commitments, (2) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing, (3) could reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement, or (4) adversely impacts the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments. Parent shall furnish to the Company a copy of any amendment, modification, waiver or consent of or relating to the Financing Commitments promptly upon execution thereof. Parent and Merger Sub shall use their reasonable best efforts to maintain the effectiveness of the Financing Commitments until the transactions contemplated by this Agreement are consummated; provided, however, for the avoidance of doubt, Parent and Merger Sub may amend, replace, supplement and/or modify the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof. Parent shall allow the Company to reasonably consult with the providers of the Debt Financing on the status of such financing and provide the Company, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Upon any amendment, supplement or modification of the Financing Commitments made in compliance with this Section 6.12(a), Parent shall provide a copy thereof to the Company and the term “Financing Commitments” shall mean the Financing Commitments as so amended, replaced, supplemented or modified, including any Alternative Financing. Notwithstanding the foregoing, compliance by Parent with this Section 6.12 shall not relieve Parent or Merger Sub of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and each of Parent and Merger Sub acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent or Merger Sub’s ability to obtain the financing (or any alternative financing) or any specific term with respect to such financing.

(b)    Prior to the Closing, the Company shall use reasonable best efforts to provide to Parent and Merger Sub, and shall cause its subsidiaries and its and its subsidiaries’ Representatives to use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the Debt Financing (or Alternative Financing obtained in accordance with Section 6.12(a)), including using reasonable best efforts to take the following actions: (i) furnishing Parent and Merger Sub with (A) the Required Information and (B) to the extent in possession of the Company and its subsidiaries and reasonably requested by Parent, such other pertinent and customary information necessary to permit Parent to consummate the Debt Financing, including information necessary to prepare a customary preliminary offering memorandum or preliminary private placement memorandum for a private placement of non-convertible high-yield debt securities pursuant to Rule 144A under the Securities Act (including information required by Regulation S-X and Regulation S-K under the Securities Act to the extent such information is customarily included in an offering memorandum for a private placement of non-convertible high-yield debt securities pursuant to Rule 144A under the Securities Act); provided that the Company shall not be obligated to provide (A) (I) pro forma financial statements or (II) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing, (B) a description of all or any component of the Financing, including any “description of notes” or other information customarily provided by the financing sources or their counsel, (C) risk factors relating to all or any component of the Financing, (D) separate subsidiary financial statements or any other information of the type required by Rule 3-05, Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or “segment reporting”, (E) Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K or (F) other information customarily excluded from an offering memorandum involving a Rule 144A-for-life offering of non-convertible high-yield debt securities (collectively, “Excluded Information”), (ii) prior to and during the Marketing Period, upon reasonable notice, participating in a reasonable number of lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and to reasonably cooperate with the marketing or syndication efforts of Parent and Merger Sub and their financing sources, in each case as reasonably requested by Parent and Merger Sub in connection with the Debt Financing or an Alternative Financing obtained in accordance with Section 6.12(a) at reasonable times and locations mutually agreed, (iii) in advance of and during the Marketing Period, assisting Parent in its preparation of (A) any offering documents, private placement memoranda, bank information memoranda (including obtaining customary authorization and representation letters authorizing the distribution of information to prospective lenders or investors and containing the representations contemplated by the Debt Financing Commitment) and similar documents and (B) materials for rating agency presentations, marketing materials, offering documents, bank information memoranda (including with respect to presence of or absence of material non-public information relating to the Company and its subsidiaries and the accuracy of the information relating to the Company and its subsidiaries contained therein), lender presentations, private placement memoranda, prospectuses and similar documents reasonably required in connection with the Debt Financing; provided that Company and its subsidiaries shall not be obligated to furnish any of the Excluded Information, (iv) reasonably facilitating the pledging of collateral, including by executing and delivering as of the Closing definitive financing documents, pledge and security documents and other customary certificates or documents, to the extent reasonably requested by Parent in connection with the Debt Financing (or Alternative Financing obtained in accordance with Section 6.12(a)) (provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Effective Time and (C) no liability shall be imposed on the Company, any of its subsidiaries, or any of their respective officers or employees involved), (v) providing information regarding the Company and its subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and the beneficial ownership regulations at least three Business Days prior to the Closing, to the extent requested in writing ten Business Days prior to the Closing and (vi) request and facilitate the Company’s independent accountants to provide to Parent, consistent with their customary practice, any “comfort letters” (including “negative assurance” comfort, on customary terms and consistent with their customary practice in connection with the Debt Financing) as reasonably requested by Parent as necessary for financings similar to the Debt Financing (including for a private placement of debt securities pursuant to Rule 144A). Notwithstanding the foregoing, (x) nothing in this Section 6.12 shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its subsidiaries and (y) none of the Company or any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments or be required to take any action for which it would not be indemnified hereunder, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Effective Time. For the avoidance of doubt, none of the Company or its subsidiaries or their respective officers, directors (with respect to any subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Financing Commitments that is not contingent upon the Closing or that would be effective prior to the Closing (other than the execution of customary authorization letters and representation letters referenced above) and no directors of the Company shall be required to execute or enter into or perform any agreement with respect to the Debt Financing.

(c)    Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of the Company and its subsidiaries contemplated by this Section 6.12 and (ii) shall indemnify and hold harmless the Company and its subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.12 (including any action taken in accordance with this Section 6.12) and any information utilized in connection therewith, except with respect to any losses suffered or incurred as a result of willful misconduct by the Company and its subsidiaries, as determined by a court of competent jurisdiction in a final and non-appealable decision.

(d)    The Company hereby consents to the use of the logos of the Company and its subsidiaries by Parent and Merger Sub in connection with the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill.

(e)    All non-public or otherwise confidential information regarding the Company or its subsidiaries obtained by Parent, Merger Sub, or any of their respective Representatives pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreements; provided, that, notwithstanding anything to the contrary herein or in the Confidentiality Agreements, all non-public or otherwise confidential information provided to Brookfield Infrastructure Group LLC, GIC Special Investments Pte. Ltd. or their respective Representatives before, on or after the date hereof pursuant to this Section 6.12 may be disclosed to, and used in connection with the Debt Financing by, any actual or prospective sources of Debt Financing and their respective Representatives pursuant to the terms of the Confidentiality Agreements, and any such recipients of non-public or otherwise confidential information shall be deemed to be “Representatives” of Brookfield Infrastructure Group LLC and GIC Special Investments Pte. Ltd. under the Confidentiality Agreements.

SECTION 6.13    Takeover Statutes. If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Nothing in this Section 6.13 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

SECTION 6.14    Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought or threatened in writing against the Company or any members of its Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent in writing of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any Transaction

Litigation and keep Parent reasonably apprised of, and consult with Parent (and consider in good faith Parent’s advice), with respect to, proposed strategy and any material decisions related thereto. The Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

SECTION 6.15    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement, the Financing Commitments and any Alternative Financing.

SECTION 6.16    Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1    Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver) at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approval. The Company Requisite Vote shall have been obtained;

(b)    Orders and Consents. (i) No Governmental Entity of competent jurisdiction shall have enacted or promulgated any Law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Merger that remains in effect, (ii) either (A) the approval or authorization of, or exemption by, the STB (as the case may be) with respect to the Merger and the other transactions contemplated hereby shall have been obtained or (B) (1) the STB shall have provided Parent with an informal opinion that the proposed voting trust would insulate Parent from unauthorized control of the Company between the Effective Time and the receipt of final approval or authorization of, or exemption by, the STB (as the case may be) with respect to the Merger and the other transactions contemplated hereby and (2) the approval or authorization of, or exemption by, the STB (as the case may be) with respect to the voting trustee’s control of the Company shall have been obtained, and (iii) each other consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under, (A) any Antitrust Laws in the jurisdictions identified on Section 7.1(b) of the Company Disclosure Letter and (B) each Other Regulatory Approval identified on Section 7.1(b) of the Company Disclosure Letter shall have been obtained, shall have been received or deemed to have been received or shall have terminated or expired, as the case may be, and each shall remain in full force and effect, and with respect to clauses (ii) and (iii), shall not have required a Burdensome Condition.

SECTION 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 3.1, Section 3.2 (solely with respect to the Company), the third and fourth sentences of Section 3.3(b), Section 3.4, Section 3.20 and Section 3.21 shall be true and correct in all material respects as of the date hereof and as of the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) Section 3.3(a) and the first two sentences of Section 3.3(b) and Section 3.9(b) shall be true and correct in all respects as of the date hereof and as of the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except, with respect to Section 3.3(a) and the first two sentences of Section 3.3(b), for inaccuracies that do not increase the aggregate consideration payable by Parent pursuant to Article II in more than a de minimis respect, and (iii) the other representations and warranties of Article III shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

(c)    No Material Adverse Effect. Since the date of this Agreement, no change, event, fact, condition, development, effect or occurrence shall have occurred that, individually or in the aggregate with all other changes, events, facts, conditions, developments, effects or occurrences, has had or would reasonably be expected to have a Material Adverse Effect; and

(d)    Certificate. Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

SECTION 7.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement (a “Parent Material Adverse Effect”);

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c)    Certificate. The Company shall have received a certificate of an executive officer of Parent, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

SECTION 8.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the Company Requisite Vote having been obtained:

(a)    by mutual written consent of Parent, Merger Sub and the Company;

(b)    by Parent or the Company if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall not have the right to so terminate if any action of such Party (or, in the case of Parent, Merger Sub) or the failure of such Party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the events specified in this Section 8.1(b);

(c)    by either Parent or the Company if the Effective Time shall not have occurred on or before July 1, 2020 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, Merger Sub) or the failure of such Party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the End Date (for the avoidance of doubt, Parent’s failure to consummate the Closing solely due to the unavailability of the Debt Financing

(or, if Alternative Financing is being used in accordance with Section 6.12, such Alternative Financing) shall not in itself be deemed to be an action or failure to act for purposes of this Section 8.1(c)).

(d)    by written notice from the Company:

(i)     if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii)    prior to obtaining the Company Requisite Vote, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of, Section 6.1(c);

(e)    by written notice from Parent if:

(i)    there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii)    the Board of Directors of the Company (A) shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation (it being understood and agreed that, for all purposes of this Agreement (including Section 6.1 and Section 6.3), a communication by the Board of Directors of the Company to the stockholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer, shall not, in and of itself, be deemed to constitute a Change of Recommendation), (B) shall have failed to include the Recommendation in the Proxy Statement distributed to stockholders, (C) prior to obtaining the Company Requisite Vote, shall have recommended, adopted, approved, endorsed or publicly proposed to recommend, adopt, approve or endorse to the stockholders of the Company an Acquisition Proposal with a Person other than Parent or Merger Sub, (D) shall have made any public recommendation in connection with a tender offer or exchange offer that is subject to Regulation 14D under the Exchange Act other than either (I) a recommendation in a Solicitation/Recommendation Statement on Schedule 14D-9 against such tender offer or exchange offer or (II) a communication by the Board of Directors of the Company to the stockholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, (E) if an Acquisition Proposal (other than an Acquisition Proposal subject to Regulation 14D) shall have been publicly announced or disclosed, shall have failed to reaffirm the Recommendation on or prior to ten Business Days following the Company’s receipt of a request from Parent with respect thereto or (F) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the Company Requisite Vote (it being agreed that the taking of any action by the Company, its Board of Directors or any of its Representatives permitted by Section 6.1(b) (other than clause (iv) thereof) shall not give rise to a right to terminate pursuant to this clause (ii));

(f)    by either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken; or

(g)    by the Company, if (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, which conditions are capable at the time of termination of being satisfied if the Closing were to occur at such time) have been satisfied or waived in accordance with this Agreement, (ii) Parent and Merger Sub fail to consummate the Merger within three Business Days of the date on which the Closing should have occurred pursuant to Section 1.2 and (iii) during such three Business Day period described in clause (ii), the Company stood ready, willing and able to consummate the Merger and the other transactions contemplated hereby.

SECTION 8.2    Effect of Termination.

(a)    In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 6.6(b), Section 6.8, Section 6.12(c), this Section 8.2, Section 8.3 and Article IX, which shall survive such termination; provided that, subject to the limitations set forth in Section 8.2(e) and Section 8.2(f), nothing herein shall relieve any Party hereto of any liability for damages resulting from Willful Breach prior to such termination by any Party hereto. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.12.

(b)    In the event that:

(i)    this Agreement is validly terminated by (A) the Company pursuant to Section 8.1(d)(ii), (B) by Parent pursuant to Section 8.1(e)(ii) or (C) by the Company or Parent pursuant to Section 8.1(c) or Section 8.1(f) under circumstances (in the case of this clause (C) only) in which Parent would have been entitled to terminate the Agreement pursuant to Section 8.1(e)(ii), then, in each case of clause (A), (B) or (C), the Company shall pay the Company Termination Payment to Parent (or one or more of its designees), at or prior to the time of termination in the case of a termination pursuant to Section 8.1(d)(ii) or as promptly as reasonably practicable in the case of a termination pursuant to Section 8.1(e)(ii), Section 8.1(c) or Section 8.1(f) (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

(ii)    this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(f) or Parent pursuant to Section 8.1(e)(i) and (A) in the case of a termination pursuant to Section 8.1(c) or Section 8.1(e)(i), at any time after the date of this Agreement and prior to the termination of this Agreement an Acquisition Proposal shall have been made to the Board of Directors of the Company or made publicly to the Company’s stockholders not withdrawn prior to such termination, or in the case of a termination pursuant to Section 8.1(f), at any time after the date of this Agreement and prior to the taking of a vote to approve this Agreement at the Stockholders Meeting or any postponement or adjournment thereof an Acquisition Proposal shall have been made directly to the Company’s stockholders, or an Acquisition Proposal shall have otherwise become publicly known, and not been withdrawn prior to such taking of a vote to approve this Agreement and (B) within 12 months after such termination, the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, or shall have consummated any Acquisition Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Payment, such payment to be made within two Business Days from the earlier of the entry into a definitive agreement with respect to such Acquisition Proposal or the consummation of such Acquisition Proposal, by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(ii), all references in the definition of the term Acquisition Proposal to “20%” will be deemed to be references to “50%”.

(iii)    this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(i) or Section 8.1(g) (or pursuant to any provision of Section 8.1(c) under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 8.1(d)(i) or Section 8.1(g)), Parent shall pay to the Company a fee of $388,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two Business Days of the applicable termination.

(c)    The Parties acknowledge and hereby agree that each of the Parent Termination Fee and the Company Termination Payment, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Payment or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(d)    Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), or Parent fails to timely pay an amount due pursuant to
Section 8.2(b)(iii), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.2(b)(i) or Section 8.2(b)(ii), or any portion thereof, or a judgment against Parent for the amount set forth in Section 8.2(b)(iii), or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company, as applicable) up to a maximum aggregate amount of $10,000,000 (the “Expense Cap”) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 8.2(b) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.2(b).

(e)    Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is paid the Company Termination Payment from the Company pursuant to this Section 8.2, the Company Termination Payment and, if applicable, the costs and expenses of Parent pursuant to Section 8.2(d) shall, subject to Section 9.12, be the sole and exclusive monetary remedy of the Parent Related Parties against the Company, its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 6.6(b) and Section 6.8.

(f)    Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting the Company’s rights to specific enforcement expressly set forth in Section 9.12, the termination of this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(g) (or pursuant to any provision of Section 8.1(c) under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to
Section 8.1(d)(i) or Section 8.1(g)) and receipt of payment of the Parent Termination Fee pursuant to this Section 8.2 and any costs and expenses of the Company pursuant to Section 8.2(d) (and the obligations of each Guarantor under its respective Parent Guarantee (in accordance with the terms and conditions thereof) with respect thereto), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company Related Parties against any of Parent, Merger Sub, the Guarantors, or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, excluding Parent and Merger Sub, the “Parent Related Parties”) or the lenders, agents, underwriters, commitment parties and arrangers of any Debt Financing (including pursuant to the Debt Financing Commitments or any engagement letters, credit agreements, loan agreements, joinders or indentures relating to any Debt Financing), together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, controlling persons, advisors, attorneys, agents and representatives and their successors and assigns, including any successors or assigns via joinder agreements or credit agreements related thereto (a “Lender Related Party”) for any cost, expense, loss or damage suffered as a result of, or arising from or otherwise in connection with (i) this Agreement, the Limited Guarantees, the Equity Financing Commitments or any of the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, the transactions contemplated hereby or thereby, (ii) the failure of the Merger or the other transactions contemplated by this Agreement to be consummated (including the funding of the Financing), (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise or (iv) any oral representation made or alleged to have been made in connection herewith or therewith (collectively, the “Transaction Related Matters”). Except as expressly provided in the immediately preceding sentence, none of Parent, Merger Sub, the Parent Related Parties or the Lender Related Parties shall have any liability or obligation relating to or arising out of or in connection with any Transaction Related Matters, except that nothing shall relieve Parent of its obligations under Section 6.6(b), Section 6.8 and Section 6.12(c) for an amount not to exceed, when taken together with any amounts payable pursuant to Section 8.2(d), the Expense Cap, and none of the Company, its subsidiaries nor any other Company Related Party shall seek or be entitled to seek or recover any damages or seek or be entitled to any remedy, whether based on a claim at Law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with any Transaction Related Matters.

(g)    Except for (i) claims against any Guarantor in accordance with and under the terms of its Parent Guarantee, (ii) claims for specific performance of the Equity Financing Commitment to the extent provided therein, and (iii) claims against the parties to the Confidentiality Agreements for breaches thereof in accordance with the terms thereof (the foregoing (i), (ii) and (iii), “Permitted Claims”), this Agreement may only be enforced against, and all actions or claims (whether at law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to any Transaction Related Matters may only be made against (and are those solely of) the entities that are expressly identified as Parties hereto, and, except for Permitted Claims, none of the Guarantors or any other Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim against the parties to this Agreement (whether in tort, contract or otherwise). In no event shall the Company or any of the Company Related Parties, and the Company agrees not to and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or make any claims in respect of any Transaction Related Matters against or seek to recover monetary damages from, any Parent Related Party (other than in respect of Permitted Claims).

SECTION 8.3    Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Filing fees incurred in connection with applications and filings with the STB or under any Antitrust Law shall be borne by Parent.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1    Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article IX.

SECTION 9.2    Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties. No amendments or modifications to the provisions of which the Lender Related Parties under the Debt Financing are expressly made third-party beneficiaries pursuant to Section 9.8 shall be permitted in a manner adverse to any such Lender Related Party without the prior written consent of such Lender Related Party.

SECTION 9.3    Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder. For purposes of this Section 9.3, the Company and Merger Sub shall be treated collectively as a single Party.

SECTION 9.4    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Parent or Merger Sub:

c/o Brookfield Infrastructure Group

Brookfield Place, 181 Bay Street, suite 300

Toronto, Ontario, Canada, M5J 2T3

Attention:    James Rickert, Managing Director

Email:         James.Rickert@brookfield.com

    with additional copies (which shall not constitute notice) to each of the following:

c/o GIC Special Investment Pte. Ltd.

280 Park Avenue

New York, NY 10017

Attention: Alexander Greenbaum, Senior Vice-President

Phone: +1 212.856.2578

Email: alexgreenbaum.gic.com

and

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attention:    Oliver Brahmst

Chang-Do Gong

Robert N. Chung

Facsimile:    (212) 354-8113

Email:         obrahmst@whitecase.com

cgong@whitecase.com

robert.chung@whitecase.com

and

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

Attention:    Asi Kirmayer

Facsimile:    (212) 839-5599

Email:          akirmayer@sidley.com

(b)	if to the Company:

Genesee & Wyoming Inc.

20 West Avenue

Darien, CT 06820

Attention: Allison M. Fergus

Facsimile: (203) 656-1148

Email:      afergus@gwrr.com

    with additional copies (which shall not constitute notice) to each of the following:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:    Eric M. Swedenburg

                    Anthony F. Vernace

Facsimile:    (212) 455-2502

Email:          eswedenburg@stblaw.com

 avernace@stblaw.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    Daniel A. Neff

                    Gordon S. Moodie

Facsimile:    (212) 403-2000

Email:          DANeff@wlrk.com

  GSMoodie@wlrk.com

SECTION 9.5    Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings assigned below:

(a)    “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreements (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements);

(b)    “Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person;

(c)    “Australia Credit Facility” means the Syndicated Facility Agreement, dated November 28, 2016, among GWI Acquisitions Pty Ltd, the obligors party thereto, National Australia Bank Limited, as agent and lender, and Australia and New Zealand Banking Group Limited, Bank of America, N.A. Australian Branch, BNP Paribas, Citibank, N.A. Sydney Branch, Commonwealth Bank of Australia, JPMorgan Chase Bank, N.A., Sumitomo Mitsui Banking Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as lenders, as may be amended in accordance with its terms, and including any Indebtedness incurred to refinance such credit facility;

(d)    “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York;

(e)    “CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity;

(f)    “CFIUS Approval” means any of the following: (a) the 45-day review period under the DPA shall have expired and the Parties shall have received notice from CFIUS that such review has been concluded and that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the transactions contemplated hereby, (b) an investigation shall have been commenced after such 45-day review period and CFIUS shall have determined to conclude all action under the DPA without sending a report to the President of the United States, and the parties shall have received notice from CFIUS that there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the transactions contemplated hereby, or (c) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby, or the time permitted by Law for such action shall have lapsed;

(g)    “Company Equity Award” means any Option, Stock Unit or PSU issued and outstanding, or authorized to be issued, pursuant to the Company Stock Plan;

(h)    “Company Stock Plan” means the Fourth Amended and Restated 2004 Omnibus Incentive Plan, as may be amended from time to time;

(i)    “Company Termination Payment” means $194,000,000;

(j)    “Contribution Notice” means a contribution notice under Section 38 or Section 47 of the United Kingdom Pensions Act 2004;

(k)    “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(l)    “Credit Facility” means the Third Amended and Restated Senior Secured Syndicated Facility Agreement, dated as of June 5, 2018, among the Company, RP Acquisition Company Two, Quebec Gatineau Railway Inc., GWI Holding B.V., Rotterdam Rail Feeding B.V., GWI UK Acquisition Company Limited, the designated subsidiaries referred to therein, Bank of America, N.A., as administrative agent, and the agents, lenders and guarantors party thereto from time to time, and as may be further amended in accordance with its terms;

(m)    “Financial Support Direction” means a financial support direction under Section 43 of the United Kingdom Pensions Act 2004;

(n)     “DPA” means Section 721 Defense Production Act of 1950, as amended (50 U.S.C. § 4501 et seq.), and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800 et seq;

(o)    “GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

(p)    “Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency or instrumentality or on behalf of any such public organization;

(q)    “knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 9.5(q) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub means the actual knowledge of any of the individuals listed in Section 9.5(q) of the Parent Disclosure Letter, in each case, after reasonable inquiry and investigation;

(r)    “Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel;

(s)    “Marketing Period” means the first period of 15 consecutive Business Days commencing on or after the date Parent shall have received the Required Information; provided that (i) such 15 consecutive Business Day period shall not be required to be consecutive to the extent it would include July 5, 2019, November 27, 2019 or November 29, 2019 (which dates set forth in this clause (i) shall be excluded for purposes of, but shall not reset, the 15 consecutive Business Day period) and (ii) (A) if such 15 Business Day period has not been completed on or prior to August 16, 2019, such period shall commence no earlier than September 3, 2019 and (B) if such 15 Business Day has not been completed on or prior to December 23, 2019, such period shall commence no earlier than January 3, 2020; provided, further, that (A) the Marketing Period in any event shall end on any earlier date on which the Debt Financing (or any other debt financing contemplated by the Financing Commitments or any Alternative Financing) is consummated and (B) the Marketing Period shall not be deemed to have commenced (1) prior to September 3, 2019 or (2) if on or prior to the completion of such 15 Business Day period, (x) PricewaterhouseCoopers LLP (“PwC”) shall have withdrawn its audit opinion with respect to any audited financial statements included in the Required Information, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to the audited financial statements of the Company for the applicable periods by PwC or another independent public accounting firm of recognized national standing or (y) the Company shall have publicly announced any intention to restate any financial statements included in the Required Information, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP. If at any time the Company shall reasonably believe that it has provided the Required Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such delivery of such Required Information as has been identified in such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which portion of the Required Information the Company has not delivered);

(t)    “Material Adverse Effect” means any event, development, change, effect, fact, condition or occurrence that, individually or in the aggregate with all other events, developments, changes, effects, facts, conditions or occurrences, has a material adverse effect on or with respect to the business, assets, properties, liabilities, results of operation or financial condition of the Company and its subsidiaries taken as a whole, provided that no events, developments, changes, effects, facts, conditions or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) general changes or developments in the industries in which the Company or its subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, connecting railroads, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its subsidiaries, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Company at the express written request of or with the express written consent of Parent or Merger Sub (provided that this clause (iii) shall not apply to any representation or warranty set forth in Section 3.5 or compliance of the covenants set forth in Section 5.1), (iv) changes or prospective changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any change in the price or trading volume of the Shares or the credit rating of the Company, in each case, in and of itself, or (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that, for purposes of clauses (vi) and (vii), the facts, circumstances, events, developments, changes, effects or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a Material Adverse Effect); except in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect);

(u)    “Pensions Regulator” means the body corporate established under Part 1 of the United Kingdom Pensions Act 2004;

(v)    “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

(w)    “Required Information” means (i) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date and consolidated statements of operations, cash flows and changes in equity for each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date and (ii) unaudited consolidated financial statements of the Company consisting of balance sheets and consolidated statements of operations as of the last day of and for each completed fiscal quarter ended after the most recently completed fiscal year referred to in clause (i) above and at least 45 days before the Closing Date, and, in the case of the statement of cash flows, for the period from the beginning of the most recently completed fiscal year ended at least 90 days before the Closing Date to the last day of each such completed fiscal quarter, in each case, other than any quarter that is the fourth quarter of the fiscal year;

(x)    “subsidiary” or “subsidiaries” means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity;

(y)    “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreements, the Parent Guarantee, the Financing Commitments and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder;

(z)    “UK Plan” means the Freightliner Shared Cost Section of the Railways Pension Scheme established on 25 May 1995; and

(aa)    “Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

SECTION 9.6    Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 9.7    Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided that Parent (or one or more of its Affiliates) shall have the right, without the prior written consent of the Company, to assign all or any portion of its rights, interests and obligations under this Agreement, from and after Closing, to any Lender Related Parties (so long as Parent remains fully liable for all of its obligations hereunder) pursuant to terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing.

SECTION 9.8    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Options, Stock Units and PSUs to receive the payments contemplated by the applicable provisions of Section 2.2, in each case, at the Effective Time in accordance with the terms and conditions of this Agreement, and (d) each Lender Related Party under the Debt Financing shall be a third-party beneficiary of Section 8.2(f), Section 9.2, this Section 9.8, Section 9.9, Section 9.13, Section 9.14 and Section 9.16.

SECTION 9.9    Governing Law. This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any Laws of any jurisdiction other than the State of Delaware). Notwithstanding anything herein to the contrary, the Parties agree that any claim, controversy, dispute or cause of action of any kind or nature (whether based upon contract, tort or otherwise) involving a Lender Related Party that is in any way related to this Agreement, the Merger or any of the other transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing (including with respect to the Debt Financing Commitments or the definitive agreements with respect to the Debt Financing to be entered into in connection with the Closing) shall be governed by, and construed in accordance with, the Laws of the State of New York.

SECTION 9.10    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12    Specific Performance.

(a)    The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions, and accordingly, but subject to Section 9.12(b), the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. Subject to Section 9.12(b), the Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4 and Section 6.12, by Parent or Merger Sub.

(b)    Notwithstanding anything herein or in any Transaction Document to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing if, and only if, (i) Parent is required to complete the Closing pursuant to Section 1.2 and Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) the financing contemplated by the Debt Financing Commitments (or, if applicable, the Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

(c)    Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Parent Termination Fee if, as and when required pursuant to this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Financing Commitment), on the one hand, and payment of the Parent Termination Fee, on the other hand.

SECTION 9.13    Jurisdiction.

(a)    Each of the Parties irrevocably (a) consents to submit itself to the sole and exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such Party’s consent to jurisdiction and service contained in this Section 9.13 is solely for the purpose referred to in this Section 9.13 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(b)    Notwithstanding anything in this Agreement to the contrary, each Party hereby irrevocably and unconditionally agrees that it will not bring or support any litigation against any Lender Related Party under the Debt Financing in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, and that the provisions of Section 9.14 relating to the waiver of jury trial shall apply to any such action, suit or proceeding. The parties hereto further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth in Section 9.13(a) mutatis mutandis but with respect to the courts specified in this Section 9.13(b).

SECTION 9.14    WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY LENDER RELATED PARTY UNDER THE DEBT FINANCING) OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 9.15    Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States of America dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. The words “made available to Parent” and words of similar import refer to documents (A) posted to the “Project Snow” virtual data room maintained by Intralinks by or on behalf of the Company or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives, in each case, on or before the date of this Agreement. Any reference to “ordinary course of business” or any similar concept refers to the ordinary course of business of the Company and its subsidiaries, taken as a whole, not inconsistent with past practice.

SECTION 9.16    No Recourse Against the Lender Related Parties. Notwithstanding anything to the contrary contained herein and without limiting the obligations of the relevant Lender Related Parties to Parent under the Debt Financing Commitments, each party hereto, on behalf of itself and its respective Affiliates, irrevocably and unconditionally acknowledges and agrees that this Agreement may not be enforced against any Lender Related Party and none of the Lender Related Parties shall have any liability or obligation to the Company, any of its Subsidiaries, the holders of the Company’s stock or any of its or their respective Affiliates relating to this Agreement or the transactions contemplated herein, including any dispute related to, or arising from, the Debt Financing, the Debt Financing Commitments or the performance thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
GENESEE & WYOMING INC.

By:	/s/ John C. Hellmann
Name: John C. Hellmann
Title: Chief Executive Officer

[Signature Page—Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:
DJP XX, LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Senior Vice President

MERGER SUB:
MKM XXII CORP.

By:	/s/ Fred Day
Name: Fred Day
Title: Senior Vice President

[Signature Page—Merger Agreement]

EXHIBIT A

CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GENESEE & WYOMING INC.

FIRST: The name of the Corporation (the “Corporation”) is

Genesee & Wyoming Inc.

SECOND: The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street, Wilmington, County of Newcastle, Delaware 19801. The name of its registered agent in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage, directly or indirectly, in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total authorized capital stock of the Corporation shall be 3,000 shares of common stock, $0.01 par value per share.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: The business of the Corporation shall be managed under the direction of the Board of Directors of the Corporation (the “Board of Directors”) except as otherwise provided by applicable law. The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the By-Laws of the Corporation (the “By-Laws”). Election of directors need not be by written ballot unless the By-Laws shall so provide.

SEVENTH: The Board of Directors may make, alter or repeal the By-Laws except as otherwise provided in the By-Laws adopted by the Corporation’s stockholders.

EIGHTH: (a) Each person who was or is made a party or is threatened to be made party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in Section (b) of this Article 8 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred by this Article 8 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL so requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including without limitation service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Article 8 or otherwise.

(b) If a claim under Section (a) of this Article 8 is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by an indemnitee to enforce a right to indemnification hereunder (other than a suit brought by an indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met the applicable standard of conduct set froth forth in the DGCL. In any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met the applicable standard of conduct set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense of such a suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to such indemnification or to such advancement of expenses, under this Article 8 or otherwise, shall be on the Corporation.

(c) The rights to indemnification and to the advancement of expenses conferred by this Article 8 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Amended and Restated Certificate of Incorporation, as amended or supplemented, the By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation, or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

(e) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article 8 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

NINTH: No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to further eliminate or limit the liability of a director of the Corporation, then a director of the Corporation, in addition to the circumstances set forth here, shall have no liability as a director (or such liability shall be eliminated) to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article NINTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions for or with respect to any acts or omissions of such director occurring prior to such repeal or modification.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred herein upon the Corporation’s stockholders, directors and officers are granted subject to this reservation.